DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

212-450-6141



05006972



1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

March 31, 2005

Re: File No. 82-3743 Fomento de Construcciones y Contratas, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934



Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ladies and Gentlemen:

On behalf of Fomento de Construcciones y Contratas, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish the following:

I. Material Fact dated March 31, 2005.
II. The Annual Report of the Corporate Government for 2004.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. If you have any questions, please do not hesitate to contact me at (212) 450-6141.

Sincerely,

Matthew Telford
Legal Assistant

Attachments

By Hand Delivery

English Summary for Fomento de Construcciones y Contratas, S.A.

– A material fact informing that, amongst other agreements made at the Board of Directors' meeting of March 30, 2005, that the Annual Report of the Corporate Government was approved and that a new member was appointed to the Board of Directors; the new Board's roster is also included.

– The Annual Report of the Corporate Government for 2004.

COMUNICACIÓN DE HECHO RELEVANTE

CAMBIOS EN LA COMPOSICIÓN DEL CONSEJO DE ADMINISTRACIÓN DE FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

El Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. (FCC), en la reunión celebrada el día 30 de marzo de 2005, ha adoptado, entre otros, los siguientes acuerdos:

1. Aprobar el Informe de Gobierno Corporativo del ejercicio 2004.

2. Nombrar nuevo vocal del Consejo de Administración de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., por el procedimiento de cooptación, a D. Antonio Pérez Colmenero.

Como consecuencia de este nombramiento, el Consejo de Administración queda conformado como se indica a continuación:

CONSEJO DE ADMINISTRACIÓN

Presidente:
- D. MARCELINO OREJA AGUIRRE

Consejero-Delegado
- D. RAFAEL MONTES SÁNCHEZ

Vocales:
- B-1998, S.L., representada por Dª. ESTHER KOPLOWTIZ ROMERO DE JUSEU
- DOMINUM DESGA, S.A. representada por Dª. ESTHER ALCOCER KOPLOWTIZ
- DOMINUM DIRECCIÓN Y GESTIÓN, S.A. representada por Dª. ALICIA ALCOCER KOPLOWITZ
- E.A.C. INVERSIONES CORPORATIVAS, S.L., representada por Dª. CARMEN ALCOCER KOPLOWTIZ
- D. FERNANDO FALCÓ Y FERNÁNDEZ DE CORDOVA
- D. GONZALO ANÉS ALVARES-CASTRILLÓN
- D. JUAN CASTELLS MASANA
- D. FELIPE BERNABÉ GARCÍA PÉREZ
- D. FRANCISCO MAS-SARDÁ CASANELLES
- D. ROBERT PEUGEOT
- CARTERA DEVA, S.A., representada por D. JOSÉ AGUINAGA CÁRDENAS
- IBERSUIZAS ALFA, S.L. representada por D. LUIS CHICHARRO ORTEGA
- IBERSUIZAS HOLDINGS, S.L. representada por D. PEDRO AGUSTÍN DEL CASTILLO MACHADO
- LARRANZA XXI, S.L., representada por Dª LOURDES MARTÍNEZ ZABALA
- D. ANTONIO PÉREZ COLMENERO

Secretario no Vocal:
- D. FRANCISCO VICENT CHULIÁ

Madrid, treinta y uno de marzo de dos mil cinco.

ANEXO I

INFORME ANUAL DE GOBIERNO CORPORATIVO

SOCIEDADES ANÓNIMAS COTIZADAS

DATOS IDENTIFICATIVOS DEL EMISOR

EJERCICIO 2004

C.I.F. A28037224

Denominación Social:

FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A.

Domicilio Social:

BALMES, 36
BARCELONA
BARCELONA
08007
ESPAÑA

MODELO DE INFORME ANUAL DE GOBIERNO CORPORATIVO DE LAS SOCIEDADES ANÓNIMAS COTIZADAS

Para una mejor comprensión del modelo y posterior elaboración del mismo, es necesario leer las instrucciones que para su cumplimentación figuran al final del presente informe.

A ESTRUCTURA DE LA PROPIEDAD

A.1. Complete el siguiente cuadro sobre el capital social de la sociedad:

Fecha última modificación	Capital social (€)	Número de acciones
28-06-2002	130.567.483,00	130.567.483

En el caso de que existan distintas clases de acciones, indíquelo en el siguiente cuadro:

Clase	Número de acciones	Nominal unitario

A.2. Detalle los titulares directos e indirectos de participaciones significativas, de su entidad a la fecha de cierre de ejercicio, excluídos los consejeros:

Nombre o denominación social del accionista	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
B 1998, S.L. VER APARTADO G-A.2	59.871.785	8.816.310	52,607
ACCIONA, S.A.	19.657.500	0	15,055

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas	% Sobre el capital social
AZATE, S.A	8.653.815	6,628
ESTHER KOPLOWITZ ROMERO DE JUSEU	123.313	0,094
DOMINUM DESGA, S.A.	4.132	0,003
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	10	0,000
EJECUCIÓN ORGANIZACIÓN DE RECURSOS, S.L.	35.040	0,027
Total:	**8.816.310**	

Indique los movimientos en la estructura accionarial más significativos, acaecidos durante el ejercicio:

Nombre o denominación social del accionista	Fecha operación	Descripción de la operación
ACCIONA, S.A.	02-04-2004	Se ha superado el 10% del capital social
ACCIONA, S.A.	22-06-2004	Se ha superado el 15% del capital social

A.3. Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean acciones de la sociedad:

Nombre o denominación social del consejero	Fecha primer nombramiento	Fecha último nombramiento	Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
GONZALO ANES ÁLVAREZ-CASTRILLÓN	30-06-1991	21-06-2000	7.200	0	0,006

B-1998,S.L. (VER APARTADO G-A.3.)	17-12-1996	28-06-2002	59.871.785	8.816.310	52,607
JUAN CASTELLS MASANA	21-06-2000	21-06-2000	7.629	0	0,006
DOMINUM DESGA, S.A.	27-09-2000	20-06-2001	4.132	0	0,003
ROBERT PEUGEOT	15-09-2004	15-09-2004	10	0	0,000
EAC INVERSIONES CORPORATIVAS, S.L.	23-06-1999	23-06-2004	32	0	0,000
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	18-12-2003	15-09-2004	4.390	0	0,003
IBERSUIZAS HOLDINGS, S.L.	15-09-2004	15-09-2004	1	0	0,000
FELIPE BERNABÉ GARCÍA PÉREZ	23-06-1999	15-09-2004	5.243	0	0,004
IBERSUIZAS ALFA, S.L.	15-09-2004	15-09-2004	1	0	0,000
MAS-SARDÁ CASANELLES	30-06-1991	28-06-2002	32.000	0	0,025
CARTERA DEVA, S.A.	15-09-2004	15-09-2004	100	0	0,000
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	26-10-2004	26-10-2004	10	0	0,000
RAFAEL MONTES SÁNCHEZ	30-06-1991	23-06-2004	9.200	0	0,007
MARCELINO OREJA AGUIRRE	21-12-1999	21-06-2000	10.162	0	0,008

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
AZATE, S.A.	8.653.815
EJECUCION Y ORGANIZACIÓN DE RECURSOS, S.L	35.040
DOMINUM DESGA, S.A.	4.132
ESTHER KOPLOWITZ ROMERO DE JUSEU	123.313
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	10
Total:	**8.816.310**

% Total del capital social en poder del consejo de administración	52,669

Complete los siguientes cuadros sobre los miembros del consejo de administración de la sociedad, que posean derechos sobre acciones de la sociedad:

Nombre o denominación social del consejero	Número de derechos de opción directos	Número de derechos de opción indirectos	Número de acciones equivalentes	% Total sobre el capital social

A.4. Indique, en su caso, las relaciones de índole familiar, comercial, contractual o societaria que existan entre los titulares de participaciones significativas, en la medida en que sean conocidas por la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción
ESTHER KOPLOWITZ ROMERO DE JUSEU	Societaria	PROPIETARIA DIRECTAMENTE DEL 54,6107% DE B-1998, S.L.

B-1998, S.L.	Societaria	SOCIEDAD PROPIEDAD DE EK, CARTERA DEVA, S.A., IBERSUIZAS HOLDINGS, S.L. Y SIMANTE, S.L. , EN ADELANTE , LOS INVERSORES; EJERCE LOS DERECHOS POLÍTICOS DE LAS ACCIONES DE EK, DE LAS DE AZATE, S.A., DE DOMINUM DESGA, S.A., DOMINUM DIRECCIÓN Y GESTIÓN, S.A. Y DE EJECUCIÓN ORGANIZACIÓN DE RECURSOS, S.L.
AZATE, S.A.	Societaria	SOCIEDAD 100% DE B-1998, S.L.
EJECUCIÓN ORGANIZACIÓN DE RECURSOS, S.L.	Societaria	SOCIEDAD 99,99% PROPIEDAD DE EK
DOMINUM DESGA, S.A.	Societaria	SOCIEDAD AL 100% PROPIEDAD DE EK Y CON EL 0,0001% DE B-1998, S.L.
EAC INVERSIONES CORPORATIVAS S.L.	Familiar	SOCIEDAD PERTENECIENTE A LAS HIJAS DE EK
FERNANDO FALCO FERNÁNDEZ DE CÓRDOVA	Familiar	ESPOSO DE EK
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	Societaria	SOCIEDAD AL 100% DE EK Y CON 27,3592% DE B-1998, S.L.
IBERSUIZAS HOLDINGS, S.L.	Societaria	PROPIETARIA DEL 7,83% DE B-1998, S.L.
CARTERA DEVA, S.A.	Societaria	PROPIETARIA DEL 4,47% DE B-1998, S.L.
SIMANTE, S.L.	Societaria	PROPIETARIA DEL 5,73% DE B-1998, S.L.

A.5. Indique, en su caso, las relaciones de índole comercial, contractual o societaria que existan entre los titulares de participaciones significativas, y la sociedad, salvo que sean escasamente relevantes o deriven del giro o tráfico comercial ordinario:

Nombres o denominaciones sociales relacionados	Tipo de relación	Breve descripción

A.6. Indique los pactos parasociales celebrados entre accionistas que hayan sido comunicados a la sociedad:

Intervenientes pacto parasocial	% del capital social afectado	Breve descripción del pacto
ESTHER KOPLOWITZ E INVERSORES	52,607	EXISTEN UNOS PACTOS PARASOCIALES SUSCRITOS EL 28/07/2004 ENTRE EK Y LOS INVERSORES CON MOTIVO DE LA ADQUISICIÓN POR LOS INVERSORES DE UNA PARTE DE LAS PARTICIPACIONES DE EK EN LA SOCIEDAD B1998, S.L. ESTOS PACTOS SE DESCRIBEN EN EL APARTADO G-A.6. DE ESTE INFORME.

Indique, en su caso, las acciones concertadas existentes entre los accionistas de su empresa y que sean conocidas por la sociedad:

Intervenientes acción concertada	% del capital social afectado	Breve descripción de la acción concertada

En el caso de que durante el ejercicio se haya producido alguna modificación o ruptura de dichos pactos o acuerdos o acciones concertadas, indíquelo expresamente.

A.7. Indique si existe alguna persona física o jurídica que ejerza o pueda ejercer el control sobre la sociedad de acuerdo con el artículo 4 de la Ley del Mercado de Valores:

Nombre o denominación social
ESTHER KOPLOWITZ ROMERO DE JUSEU.

Observaciones
VER APARTADO A.6.

A.8. Complete los siguientes cuadros sobre la autocartera de la sociedad:

A fecha de cierre del ejercicio:

Número de acciones directas	Número de acciones indirectas (*)	% Total sobre el capital social
434.322	316.098	0,575

(*) A través de:

Nombre o denominación social del titular directo de la participación	Número de acciones directas
COMPAÑIA AUXILIAR DE AGENCIA Y MEDIACION, S.A. UNIPERSONAL	316.098
Total:	**316.098**

Detalle las variaciones significativas, de acuerdo con lo dispuesto en el Real Decreto 377/1991, realizadas durante el ejercicio:

Fecha	Número de acciones directas	Número de acciones indirectas	% Total sobre el capital social

Resultados obtenidos en el ejercicio por operaciones de autocartera (en miles de euros)	0

A.9. Detalle las condiciones y el/los plazo/s de la/s autorización/es de la junta al consejo de administración para llevar a cabo las adquisiciones o transmisiones de acciones propias descritas en el apartado A.8.

Acuerdo de la Junta General de 23 de junio de 2004:
Autorizar a FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., así como a las sociedades de su Grupo en las que concurra cualquiera de las circunstancias del artículo 42.1 del Código de Comercio, la adquisición derivativa de acciones propias, mediante su compra en cualquiera de las Bolsas de Valores en que se encuentren admitidas a cotización, al precio que resulte de su cotización bursátil el día de la adquisición, debiendo estar comprendido entre los valores máximo y mínimo que a continuación se detallan:

-Como valor máximo, el que resulte de incrementar en un 10 por ciento la cotización máxima de los 3 meses anteriores al momento en que tenga lugar la adquisición.
-Como valor mínimo, el que resulte de deducir un 10 por ciento a la cotización mínima, también de los 3 meses anteriores al momento en que tenga lugar la adquisición.

En virtud de la presente autorización el Consejo, la Comisión Ejecutiva y el Presidente, indistintamente, podrán adquirir acciones propias siempre que en el momento de cada adquisición no se supere, incluida esta adquisición, el 5% del capital social, en los términos contenidos en el art. 75.2 del Texto Refundido de la Ley de Sociedades Anónimas.

El plazo de duración de esta autorización es de 18 meses a contar desde el día de hoy.

La adquisición de las acciones, que tendrán que estar íntegramente desembolsadas, deberá permitir a la sociedad dotar la reserva prescrita por la norma 3ª del artículo 79 de la Ley de Sociedades Anónimas, sin disminuir el capital ni las reservas, legal o estatutariamente indisponibles.

Queda sin efecto la autorización para la adquisición derivativa de acciones propias que fue conferida al Consejo por acuerdo de la Junta General de la Sociedad, celebrada el día 17 de junio de 2003.

A.10. Indique, en su caso, las restricciones legales y estatutarias al ejercicio de los derechos de voto, así como las restricciones legales a la adquisición o transmisión de participaciones en el capital social:

Las restricciones existentes son las establecidas en el artículo 18 de los Estatutos Sociales:

Tienen derecho de asistencia a las Juntas Generales los accionistas titulares de cuatro mil o más acciones, incluidas las que no tienen derecho a voto, cuya titularidad aparezca inscrita en el correspondiente registro contable de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrarse la Junta y así lo acrediten mediante la exhibición, en el domicilio social o en las entidades que se indiquen en la convocatoria, del correspondiente certificado de legitimación.

Los titulares de acciones en número inferior de cuatro mil podrán agruparse a los efectos de concurrir a la Junta, confiriendo la representación a uno de ellos.

B ESTRUCTURA DE LA ADMINISTRACIÓN DE LA SOCIEDAD

B.1. Consejo de Administración

B.1.1. Detalle el número máximo y mínimo de consejeros previstos en los estatutos:

Número máximo de consejeros	20
Número mínimo de consejeros	3

B.1.2. Complete el siguiente cuadro con los miembros del consejo:

Nombre o denominación social del consejero	Representante	Cargo en el consejo	Fecha primer nombramiento	Fecha último nombramiento	Procedimiento de elección
MARCELINO OREJA AGUIRRE		PRESIDENTE	21-12-1999	21-06-2000	JUNTA GENERAL

RAFAEL MONTES SÁNCHEZ		CONSEJERO DELEGADO	06-03-1992	23-06-2004	JUNTA GENERAL
B1998, S.L.	ESTHER KOPLOWITZ ROMERO DE JUSEU	CONSEJERO	17-12-1996	28-06-2002	JUNTA GENERAL
FERNANDO FALCÓ FERNANDEZ DE CORDOVA		CONSEJERO	18-12-2003	15-09-2004	COOPTACIÓN
DOMINUM DESGA, S.A.	ESTHER ALCOCER KOPLOWITZ	CONSEJERO	27-09-2000	20-06-2001	JUNTA GENERAL
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	ALICIA ALCOCER KOPLOWITZ	CONSEJERO	26-10-2004	26-10-2004	COOPTACIÓN
EAC INVERSIONES CORPORATIVAS, S.L.	CARMEN ALCOCER KOPLOWITZ	CONSEJERO	30-03-1999	23-06-2004	JUNTA GENERAL
FRANCISCO MAS SARDA-CASANELLES		CONSEJERO	06-03-1992	28-06-2002	JUNTA GENERAL
GONZALO ANES ALVAREZ-CASTRILLÓN		CONSEJERO	21-06-2000	21-06-2000	JUNTA GENERAL
JUAN CASTELLS MASANA		CONSEJERO	21-06-2000	21-06-2000	JUNTA GENERAL
FELIPE BERNABE GARCIA PEREZ		CONSEJERO	30-03-1999	15-09-2004	COOPTACIÓN
IBERSUIZAS HOLDINGS, S.L.	PEDRO AGUSTIN DEL CASTILLO MACHADO	CONSEJERO	15-09-2004	15-09-2004	COOPTACIÓN
CARTERA DEVA,S.A.	JOSÉ AGUINAGA CÁRDENAS	CONSEJERO	15-09-2004	15-09-2004	COOPTACIÓN
ROBERT PEUGEOT		CONSEJERO	15-09-2004	15-09-2004	COOPTACIÓN
IBERSUIZAS ALFA, S.L. VER APARTADO G-B.1.2.	LUIS CHICHARRO ORTEGA	CONSEJERO	15-09-2004	15-09-2004	COOPTACIÓN

Número Total de Consejeros	15

Indique los ceses que se hayan producido durante el periodo en el consejo de administración:

Nombre o denominación social del consejero	Fecha de baja
MARC LOUIS RENEAUME	26-10-2004
JÉRÔME M. CONTAMINE	15-09-2004
JEAN FRANÇOIS DUBOS	15-09-2004
PAUL-LOUIS GIRARDOT	26-10-2004
JEAN MARIE MESSIER	15-09-2004
SERGE MICHEL	26-10-2004
OLIVIER ORSINI	15-09-2004
HENRI PROGLIO	15-09-2004
JEAN FRANÇOIS-PONCET	15-09-2004
DANIEL CAILLE	15-09-2004

B.1.3. Complete los siguientes cuadros sobre los miembros del consejo y su distinta condición:

CONSEJEROS EJECUTIVOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Cargo en el organigrama de la sociedad
RAFAEL MONTES SÁNCHEZ		CONSEJERO DELEGADO

FELIPE BERNABÉ GARCÍA PÉREZ VER APARTADO G-B.1.3.		CONSEJERO

CONSEJEROS EXTERNOS DOMINICALES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Nombre o denominación social del accionista significativo a quien representa o que ha propuesto su nombramiento
B-1998,S.L.		B-1998, S.L. VER APARTADO A.6.
DOMINUM DESGA, S.A.		B-1998, S.L. VER APARTADO A.6.
EAC INVERSIONES CORPORATIVAS, S.L.		B-1998, S.L. VER APARTADO A.6.
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA		B-1998, S.L. VER APARTADO A.6.
MARCELINO OREJA AGUIRRE		B-1998, S.L. APARTADO A.6.
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.		B-1998, S.L. VER APARTADO A.6.
ROBERT PEUGEOT		B-1998, S.L. VER APARTADO A.6.
CARTERA DEVA, S.A.		B-1998, S.L. VER APARTADO A.6.
IBERSUIZAS ALFA, S.L.		B-1998, S.L. VER APARTADO A.6.
IBERSUIZAS HOLDINGS, S.L.		B-1998, S.L. VER APARTADO A.6.
JUAN CASTELLS MASANA		B-1998, S.L. VER APARTADO A.6.

CONSEJEROS EXTERNOS INDEPENDIENTES

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento	Perfil
GONZALO ANES ÁLVAREZ-CASTRILLÓN		DOCTOR EN CIENCIAS ECONÓMICAS, CATEDRÁTICO DE HISTORIA E INSTITUCIONES ECONÓMICAS DE LA FACULTAD DE CIENCIAS ECONÓMICAS DE LA UNIVERSIDAD COMPLUTENSE DE MADRID, DIRECTOR DE LA REAL ACADEMIA DE LA HISTORIA, CONSEJERO DE REPSOL YPF, S.A. HA SIDO CONSEJERO DEL BANCO DE ESPAÑA EN EL PERIODO 1980-1988. ANTIGUO DIRECTOR DE LA REVISTA "MONEDA Y CRÉDITO"
FRANCISCO MÁS-SARDÁ CASANELLES		LICENCIADO EN DERECHO POR LA UNIVERSIDAD DE BARCELONA, MIEMBRO DEL CONSEJO DE EMPRESAS DEL INSTITUT CATALÀ DE TECNOLOGIA, VOCAL ASESOR DE LA CAMBRA DE COMERÇ, INDUSTRIA I NAVEGACIÓ DE CATALUNYA. HA SIDO PRESIDENTE DE BANCA MAS SARDÁ, DE FOMENTO DE OBRAS Y CONSTRUCCIONES, S.A., DE NIXDORF ESPAÑA, S.A., VICEPRESIDENTE DE AUTOPISTES DE CATALUNYA, S.A. Y MIEMBRO DEL CONSEJO ASESOR DE CATALUÑA OLÍMPICA

OTROS CONSEJEROS EXTERNOS

Nombre o denominación social del consejero	Comisión que ha propuesto su nombramiento

Detalle los motivos por los que no se puedan considerar dominicales o independientes:

Indique las variaciones que, en su caso, se hayan producido durante el periodo en la tipología de cada consejero:

Nombre o denominación social del consejero	Fecha del cambio	Condición anterior	Condición actual
MARCELINO OREJA AGUIRRE	26-10-2004	CONSEJERO EJECUTIVO	CONSEJERO EXTERNO DOMINICAL

B.1.4. Indique si la calificación de los consejeros realizada en el punto anterior se corresponde con la distribución prevista en el reglamento del consejo:

La calificación de los consejeros realizada, se corresponde con lo dispuesto en el artículo 6 "Composición cualitativa", del Reglamento del Consejo de Administración.

B.1.5. Indique, en el caso de que exista, las facultades que tienen delegadas el o los consejero/s delegado/s:

Nombre o denominación social del consejero	Breve descripción
RAFAEL MONTES SANCHEZ	EL CONSEJERO DELEGADO TIENE DELEGADAS AMPLIAS FACULTADES, CON DOS LÍMITES: 1-LAS FACULTADES INDELEGABLES, SEGÚN LSA 2-LAS FACULTADES QUE LOS ESTATUTOS SOCIALES (ARTÍCULO 35) SÓLO PERMITEN QUE SE DELEGUEN EN LA COMISIÓN EJECUTIVA (ESTAS LIMITACIONES, BÁSICAMENTE, AFECTAN A LA CONSTITUCIÓN, COMPRAVENTA O DISOLUCIÓN DE SOCIEDADES, ENAJENACIÓN DE SOLARES Y PROMOCIONES INMOBILIARIAS EN BLOQUE). VER APARTADO G-B.1.5. DE ESTE INFORME.

B.1.6. Identifique, en su caso, a los miembros del consejo que asuman cargos de administradores o directivos en otras sociedades que formen parte del grupo de la sociedad cotizada:

Nombre o denominación social del consejero	Denominación social de la entidad del grupo	Cargo
EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ALICIA ALCOCER KOPLOWITZ	CEMENTOS PORTLAND VALDERRIVAS, S.A.	CONSEJERO
EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	FCC CONSTRUCCIÓN, S.A.	CONSEJERO

EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	GRUCYCSA, S.A.	CONSEJERO
EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	REALIA BUSINESS, S.A.	CONSEJERO
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	REALIA BUSINESS, S.A.	CONSEJERO
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	CEMENTOS PORTLAND VALDERRIVAS, S.A.	CONSEJERO
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	FCC CONSTRUCCIÓN, S.A.	CONSEJERO
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	GRUCYCSA, S.A.	CONSEJERO
RAFAEL MONTES SÁNCHEZ	FCC CONSTRUCCIÓN, S.A.	CONSEJERO
RAFAEL MONTES SÁNCHEZ	FCC MEDIO AMBIENTE, S.A.	CONSEJERO
RAFAEL MONTES SÁNCHEZ	CORPORACIÓN ESPAÑOLA DE TRANSPORTE, S.A.	PRESIDENTE
RAFAEL MONTES SÁNCHEZ	DETREN COMPAÑIA GENERAL DE SERVICIOS FERROVIARIOS, S.L.	CONSEJERO
RAFAEL MONTES SÁNCHEZ	FCC CONNEX CORPORACIÓN, S.L.	CONSEJERO
RAFAEL MONTES SÁNCHEZ	FCC VERSIA, S.A.	PRESIDENTE
FELIPE BERNABÉ GARCIA PÉREZ	PROACTIVA MEDIO AMBIENTE, S.A.	CONSEJERO
IBERSUIZAS ALFA, S.L.	CEMENTOS PORTLAND VALDERRIVAS, S.A.	CONSEJERO
ROBERT PEUGEOT	FCC CONSTRUCCIÓN, S.A.	CONSEJERO

B.1.7. Detalle, en su caso, los consejeros de su sociedad que sean miembros del consejo de administración de otras entidades cotizadas en mercados oficiales de valores en España distintas de su grupo, que hayan sido comunicadas a la sociedad:

Nombre o denominación social del consejero	Entidad cotizada	Cargo
MARCELINO OREJA AGUIRRE	REPSOL YPF, S.A.	CONSEJERO
MARCELINO OREJA AGUIRRE	ACERINOX, S.A.	CONSEJERO
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	SOGECABLE, S.A.	VICEPRESIDENTE
GONZALO ANES ÁLVAREZ-CASTRILLÓN	REPSOL YPF, S.A.	CONSEJERO

B.1.8. Complete los siguientes cuadros respecto a la remuneración agregada de los consejeros devengada durante el ejercicio:

a) En la sociedad objeto del presente informe:

Concepto retributivo	Datos en miles de euros
Retribución fija	2.748
Retribución variable	435
Dietas	6
Atenciones Estatutarias	1.548
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	39
Total:	**4.776**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0

Fondos y Planes de Pensiones: Obligaciones contraídas	0
Primas de seguros de vida	0
Garantías constituidas por la sociedad a favor de los consejeros	0

b) Por la pertenencia de los consejeros de la sociedad a otros consejos de administración y/o a la alta dirección de sociedades de grupo:

Concepto retributivo	Datos en miles de euros
Retribución fija	0
Retribución variable	0
Dietas	60
Atenciones Estatutarias	682
Opciones sobre acciones y/o otros instrumentos financieros	0
Otros	0
Total:	**742**

Otros Beneficios	Datos en miles de euros
Anticipos	0
Créditos concedidos	0
Fondos y Planes de Pensiones: Aportaciones	0
Fondos y Planes de Pensiones: Obligaciones contraídas	0
Primas de seguros de vida	0
Garantías constituidas por la sociedad a favor de los consejeros	0

c) Remuneración total por tipología de consejero:

Tipología consejeros	Por sociedad	Por grupo
Ejecutivos	1.675	0
Externos Dominicales	2.972	742
Externos Independientes	129	0
Otros Externos	0	0
Total:	**4.776**	**742**

d) Respecto al beneficio atribuido a la sociedad dominante:

Remuneración total consejeros (en miles de euros)	5.518
Remuneración total consejeros/ beneficio atribuido a la sociedad dominante (expresado en %)	1,421

B.1.9. Identifique a los miembros de la alta dirección que no sean a su vez consejeros ejecutivos, e indique la remuneración total devengada a su favor durante el ejercicio:

Nombre o denominación social	Cargo
IGNACIO BAYÓN MARINÉ	PRESIDENTE DE REALIA BUSINESS, S.A.
JOSÉ IGNACIO MARTÍNEZ-YNZENGA CÁNOVAS DEL CASTILLO	CONSEJ. DGDO. CEMENTOS P.V.
JOSÉ MAYOR OREJA	PRESIDENTE FCC CONSTRUCCIÓN, S.A.
ANTONIO PÉREZ COLMENERO	DIRECTOR GRAL. REC. HUMANOS
JOSÉ EUGENIO TRUEBA GUTIÉRREZ	DIRECTOR GRAL. ADMINISTRACIÓN Y FINANZAS
JOSÉ LUIS VASCO HERNANDO	DIRECTOR GRAL. ADMINISTRACIÓN
JOSÉ LUIS DE LA TORRE SÁNCHEZ	PRESIDENTE DE FCC SERVICIOS

Remuneración total alta dirección (en miles de euros)	4.386

B.1.10. Identifique de forma agregada si existen cláusulas de garantía o blindaje, para casos de despido o cambios de control a favor de los miembros de la alta dirección, incluyendo los consejeros ejecutivos,

de la sociedad o de su grupo. Indique si estos contratos han de ser comunicados y/o aprobados por los órganos de la sociedad o de su grupo:

Número de beneficiarios	9

	Consejo de Administración	Junta General
Órgano que autoriza las cláusulas	X	

	SÍ	NO
¿Se informa a la Junta General sobre las cláusulas?	X	

B.1.11. Indique el proceso para establecer la remuneración de los miembros del consejo de administración y las cláusulas estatutarias relevantes al respecto.

El artículo 36 de los Estatutos Sociales establece:

El cargo de Consejero es retribuido. Esta retribución consistirá en una participación en los beneficios líquidos, que no podrá rebasar el dos por ciento (2%) del resultado del ejercicio atribuido a Fomento de Construcciones y Contratas, S.A. en las cuentas anuales consolidadas del Grupo del que es sociedad dominante, para el conjunto del Consejo de Administración, una vez cubiertas las atenciones de la Reserva Legal, y de haberse reconocido a los socios un dividendo mínimo del cuatro por ciento (4%). El porcentaje que corresponda a cada ejercicio será establecido por la Junta General.

La retribución se repartirá entre los Consejeros en forma tal que cada uno de aquellos que pertenezca a la Comisión Ejecutiva perciba un 75% más que los consejeros que a ella no pertenezcan.

Por su parte, el artículo 42 del Reglamento del Consejo establece que la Comisión de Nombramientos y Retribuciones tiene, entre otras funciones, la de "informar sobre el régimen de retribuciones de los Consejeros y revisarlo de manera periódica para asegurar su adecuación a los cometidos desempeñados por aquéllos".

B.1.12. Indique, en su caso, la identidad de los miembros del consejo que sean, a su vez, miembros del consejo de administración o directivos de sociedades que ostenten participaciones significativas en la sociedad cotizada y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Cargo
ESTHER KOPLOWITZ ROMERO DE JUSEU REPRESENTANTE DEL CONSJERO B-1998,S.L.	B-1998,S.L	PRESIDENTA
EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	B-1998,S.L	CONSEJERO
RAFAEL MONTES SÁNCHEZ	B-1998,S.L	CONSEJERO
IBERSUIZAS HOLDINGS, S.L.	B-1998,S.L	CONSEJERO
JUAN CASTELLS MASANA	B-1998,S.L	CONSEJERO
IBERSUIZAS ALFA, S.L.	B-1998,S.L	CONSEJERO

FERNANDO FALCÓ FERNÁNDEZ DE CORDOVA	B-1998,S.L	CONSEJERO
CARTERA DEVA, S.A.	B-1998,S.L	CONSEJERO
ROBERT PEUGEOT	B-1998,S.L	CONSEJERO
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	B-1998,S.L	CONSEJERO

Detalle, en su caso, las relaciones relevantes distintas de las contempladas en el epígrafe anterior, de los miembros del consejo de administración que les vinculen con los accionistas significativos y/o en entidades de su grupo:

Nombre o denominación social del consejero	Nombre o denominación social del accionista significativo	Descripción relación
DOMINUM DESGA, S.A.	ESTHER KOPLOWITZ (SOCIO DEL ACCIONISTA B-1998, S.L.)	SOCIEDAD PATRIMONIAL DE ESTHER KOPLOWITZ
FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA	ESTHER KOPLOWITZ (SOCIO DEL ACCIONISTA B-1998, S.L.)	CÓNYUGE DE ESTHER KOPLOWITZ
EAC INVERSIONES CORPORATIVAS, S.L.	ESTHER KOPLOWITZ (SOCIO DEL ACCIONISTA B-1998, S.L.)	SOCIEDAD PATRIMONIAL DE LAS HIJAS DE ESTHER KOPLOWITZ
DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	ESTHER KOPLOWITZ (SOCIO DEL ACCIONISTA B-1998, S.L.)	SOCIEDAD PATRIMONIAL DE ESTHER KOPLOWITZ
IBERSUIZAS ALFA, S.L.	B-1998, S.L.	PACTOS DE SOCIOS DE B-1998, S.L.
IBERSUIZAS HOLDINGS, S.L.	B-1998, S.L.	PACTOS DE SOCIOS DE B-1998, S.L.
ROBERT PEUGEOT	B-1998, S.L.	PACTOS DE SOCIOS DE B-1998, S.L.
CARTERA DEVA, S.A.	B-1998, S.L.	PACTOS DE SOCIOS DE B-1998, S.L.

B.1.13. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento del consejo.

El Reglamento del Consejo fue aprobado por el Consejo de Administración el 14 de junio de 2004.

Con motivo de la nueva configuración social del accionista mayoritario B-1998, S.L. y con ocasión de la creación de la figura del Consejero Delegado, se procedió el 26 de octubre de 2004 por el Consejo de Administración a la modificación de los artículos siguientes:
art. 2 "Ámbito de aplicación", art.10 "Funciones específicas relativas a las Cuentas Anuales y al Informe de Gestión", art. 34 "Presidente. Funciones", art. 35 "Vicepresidentes. Consejeros Delegados" y art. 40 "Comisión Ejecutiva".

El 22 de diciembre de 2004, el Consejo de Administración con el fin de adaptar el Reglamento del Consejo a las modificaciones habidas en la composición del Consejo y a los propios acuerdos del Consejo de fecha 26 de octubre de 2004, acordó modificar los artículos siguientes:
art. 2 "Ambito de aplicación", art. 3 "Interpretación", art. 4 "Modificación", art. 7 "Competencia del Consejo de Administración. Catálogo de materias indelegables", art. 8 "Funciones generales. Equilibrio en el desarrollo de las funciones", art. 10 " Funciones específicas relativas a las Cuentas Anuales y al Informe de Gestión", art. 13 "Información a los accionistas con ocasión de las Juntas Generales", art.18 "Duración del cargo", art. 22 "Obligaciones generales del Consejero", art. 23 "Deber de confidencialidad del Consejero", art. 24 "Obligación de no competencia", art. 25 "Conflicto de intereses", art. 29 "Deberes de información del Consejero", art. 35 "Vicepresidentes. Consejeros delegados", art. 38 "Sesiones del Consejo de

Administración", art. 39 "De las Comisiones del Consejo de Administración", art. 40 "La Comisión Ejecutiva", art. 41 "Comité de Auditoría y Control", art. 42 "Comisión de Nombramientos y Retribuciones" y art. 43 "Comité de Estrategia".

B.1.14. Indique los procedimientos de nombramiento, reelección, evaluación y remoción de los consejeros. Detalle los órganos competentes, los trámites a seguir y los criterios a emplear en cada uno de los procedimientos.

El nombramiento y separación de los Consejeros, corresponde a la Junta General. Los Consejeros podrán ser reelegidos indefinidamente, una o más veces, por períodos de cinco años.

En virtud de los pactos parasociales a que se refiere el apartado A.6. de este informe, respecto a los Consejeros de FCC que correspondan a B-1998, S.L., los inversores podrán designar cuatro (4) miembros del Consejo de Administración de FCC.

Corresponderá a EK, o a quien esta determine, designar la totalidad de los componentes del Consejo de Administración de FCC a que tuviese derecho B-1998, S.L. distintos de aquéllos que corresponda designar a los Inversores.

Asimismo, el Reglamento del Consejo, regula en su Capítulo IV "Nombramiento y cese de los Consejeros", estos extremos:

Artículo 16. Nombramiento de Consejeros
Las propuestas de nombramiento de Consejeros que someta el Consejo de Administración a la consideración de la Junta General y las decisiones de nombramiento que adopte dicho órgano en virtud de las facultades de cooptación que tiene legalmente atribuidas, habrán de recaer sobre personas de reconocida honorabilidad, solvencia, competencia técnica y experiencia, previo informe de la Comisión de Nombramientos y Retribuciones.

Artículo 18. Duración del cargo
1.Los Consejeros ejercerán su cargo durante el plazo fijado en los Estatutos sociales, que en todo caso no podrá exceder del máximo de cinco años.

2.Los Consejeros designados por cooptación ejercerán su cargo hasta la fecha de reunión de la primera Junta General. Este período no se computará a los efectos de lo establecido en el apartado anterior.

3.El Consejero que termine su mandato o que, por cualquier otra causa, cese en el desempeño de su cargo, no podrá prestar servicios en otra entidad competidora de FCC, durante el plazo de dos años.

4.El Consejo de Administración, si lo considera oportuno, podrá dispensar al Consejero saliente de esta obligación o acortar su período de duración.

Artículo 19. Reelección de Consejeros
Previamente a cualquier reelección de Consejeros que se someta a la Junta General, la Comisión de Nombramientos y Retribuciones deberá emitir un informe en el que se evaluarán la calidad del trabajo y la

dedicación al cargo de los Consejeros propuestos durante el mandato precedente.

Artículo 20. Cese de los Consejeros
Los Consejeros cesarán en el cargo cuando haya transcurrido el período para el que fueron nombrados o cuando lo decida la Junta General en uso de las atribuciones que tiene conferidas legal y estatutariamente.

Artículo 21. Carácter de los acuerdos del Consejo sobre esta materia
De conformidad con lo previsto en el artículo 25 de este Reglamento, los Consejeros afectados por propuestas de nombramiento, reelección o cese se abstendrán de intervenir en las deliberaciones que se refieran a ellos. No obstante, podrán intervenir en las votaciones.

B.1.15. Indique los supuestos en los que están obligados a dimitir los consejeros.

El Reglamento del Consejo en su artículo 20 establece que:

1. Los Consejeros cesarán en el cargo cuando haya transcurrido el período para el que fueron nombrados o cuando lo decida la Junta General en uso de las atribuciones que tiene conferidas legal y estatutariamente.

2. Los Consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos:

a. Cuando cesen en los puestos, cargos o funciones a los que estuviere asociado su nombramiento como Consejeros ejecutivos.

b. Si se trata de Consejeros dominicales, cuando el accionista cuyos intereses representen, transmita la participación que tenía en F.C.C.

c. Cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición legalmente previstos.

d. Cuando el propio Consejo así lo solicite por mayoría de, al menos, dos tercios de sus miembros:

- si por haber infringido sus obligaciones como Consejeros resultaren gravemente amonestados por el Consejo, previa propuesta o informe de la Comisión de Nombramientos y Retribuciones o

- cuando su permanencia en el Consejo pueda poner en riesgo los intereses de F.C.C.

B.1.16. Explique si la función de primer ejecutivo de la sociedad recae en el cargo de presidente del consejo. En su caso, indique las medidas que se han tomado para limitar los riesgos de acumulación de poderes en una única persona:

SÍ [ ] NO [X]

Medidas para limitar riesgos

B.1.17. ¿Se exigen mayorías reforzadas, distintas de las legales, en algún tipo de decisión?:

SÍ [ ] NO [X]

Indique cómo se adoptan los acuerdos en el consejo de administración, señalando al menos, el mínimo quórum de asistencia y el tipo de mayorías para adoptar los acuerdos:

Adopción de acuerdos

Descripción del acuerdo	Quórum	Tipo de Mayoría
Delegación permanente de facultades delegables en la Comisión Ejecutiva, en el Presidente o en los Consejeros Delegados y designación de los Consejeros que hayan de ocupar tales cargos - DEMÁS ACUERDOS (VER APARTADO G-B.1.17)	Se requiere, que concurran a la reunión, presentes o representados, las dos terceras partes de sus componentes	Dos terceras partes de los componentes

B.1.18. Explique si existen requisitos específicos, distintos de los relativos a los consejeros, para ser nombrado presidente.

SÍ [ ] NO [X]

Descripción de los requisitos

B.1.19. Indique si el presidente tiene voto de calidad:

SÍ [ ] NO [X]

Materias en las que existe voto de calidad

B.1.20. Indique si los estatutos o el reglamento del consejo establecen algún límite a la edad de los consejeros:

SÍ [ ] NO [X]

Edad límite presidente	
Edad límite consejero delegado	
Edad límite consejero	

B.1.21. Indique si los estatutos o el reglamento del consejo establecen un mandato limitado para los consejeros independientes:

SÍ [ ] NO [X]

Número máximo de años de mandato	0

B.1.22. **Indique si existen procesos formales para la delegación de votos en el consejo de administración. En su caso, detállelos brevemente.**

No existen procesos formales para la delegación de votos en el Consejo de Administración.

B.1.23. **Indique el número de reuniones que ha mantenido el consejo de administración durante el ejercicio. Asimismo, señale, en su caso, las veces que se ha reunido el consejo sin la asistencia de su Presidente:**

Número de reuniones del consejo	8
Número de reuniones del consejo sin la asistencia del Presidente	0

Indique el número de reuniones que han mantenido en el ejercicio las distintas comisiones del consejo:

Número de reuniones de la comisión ejecutiva o delegada	12
Número de reuniones del Comité de auditoría	3
Número de reuniones de la Comisión de nombramientos y retribuciones	0
Número de reuniones de la comisión de estrategia e inversiones	0
Número de reuniones de la comisión	0

B.1.24. **Indique si las cuentas anuales individuales y consolidadas que se presentan para su aprobación al consejo están previamente certificadas:**

SÍ [X] NO [ ]

Identifique, en su caso, a la/s persona/s que ha o han certificado las cuentas anuales individuales y consolidadas de la sociedad, para su formulación por el consejo:

Nombre	Cargo
RAFAEL MONTES SÁNCHEZ	CONSEJERO DELEGADO
JOSÉ E. TRUEBA GUTIÉRREZ	DIRECTOR GENERAL DE ADMINISTRACIÓN Y FINANZAS (VER APARTADO G-B.1.24.)

B.1.25. **Explique, si los hubiera, los mecanismos establecidos por el consejo de administración para evitar que las cuentas individuales y consolidadas por él formuladas se presenten en la Junta General con salvedades en el informe de auditoría.**

El Consejo de Administración en su reunión de 17 de junio de 2003 aprobó la creación de un Comité de Auditoría y Control que tiene, entre otras funciones, la revisión del proceso de elaboración de la información económico financiera que periódicamente publica el Grupo FCC. Esta función adquiere especial relevancia en el caso de la información anual, de tal forma que, con carácter previo a la formulación de las cuentas anuales del ejercicio 2004 por el Consejo de Administración, el Comité de Auditoría y Control con fecha 29 de marzo de 2005, mantuvo una reunión con el auditor externo en la que se examinaron ampliamente esas cuentas, de

forma tal, que una vez formuladas por el Consejo el 30 de marzo de 2005, el informe del auditor externo no contiene ninguna salvedad.

B.1.26. Detalle las medidas adoptadas para que la información difundida a los mercados de valores sea transmitida de forma equitativa y simétrica.

El Reglamento del Consejo en su artículo 14. "Relaciones con los mercados" establece:
1. El Consejo de Administración adoptará las disposiciones que sean necesarias para que se informe al público de manera inmediata, mediante la remisión a la Comisión Nacional del Mercado de Valores (C.N.M.V.) y simultánea publicación en la página web de F.C.C., de:

a) Los hechos relevantes capaces de influir de forma sensible en la formación del precio de cotización bursátil de la acción de F.C.C.
b) Los cambios que afecten de manera significativa a la estructura del accionariado de F.C.C.
c) Las modificaciones substanciales de las reglas de gobierno de F.C.C., actualmente constituidas por los Estatutos, el Reglamento de Junta, el Reglamento de Consejo y el Reglamento Interno de Conducta.
d) Las operaciones de autocartera que tengan especial importancia.

2. El Consejo de Administración adoptará las medidas necesarias para asegurar que la información financiera periódica y cualquiera otra que se ponga a disposición de los mercados se elabore con arreglo a los mismos principios, criterios y prácticas profesionales con que se elaboran las cuentas anuales y goce de la misma fiabilidad que éstas.

Asimismo, con carácter general, las personas sujetas al Reglamento Interno de Conducta aprobado por el Consejo de Administración celebrado el 17 de junio de 2003, deberán respetar las normas de conducta contenidas en la Ley del Mercado de Valores y disposiciones dictadas, o que se dicten, en su desarrollo, y cumplirán estrictamente las disposiciones previstas en el artículo 81 de la Ley del Mercado de Valores.

En particular no podrán realizar, por cuenta propia o ajena, directa o indirectamente, ninguna de las conductas siguientes:

-Preparar o realizar cualquier tipo de operación sobre los Valores o Instrumentos Afectados, a los que la información se refiera.
-Difundir o comunicar dicha información a terceros, salvo en el ejercicio normal de su trabajo, cargo o profesión.
-Recomendar o asesorar a un tercero que adquiera o ceda valores negociables o instrumentos financieros o que haga que otro los adquiera o ceda basándose en dicha información.

Las personas sujetas al Reglamento de Conducta deberán salvaguardar toda la información o datos de que tengan conocimiento relativos a FCC o a los valores emitidos por las sociedades de su Grupo, sin perjuicio de su deber de comunicación y colaboración con las autoridades judiciales o administrativas en los términos establecidos por las leyes.

Asimismo, dichas personas impedirán que tales datos o informaciones puedan ser objeto de utilización abusiva o desleal, denunciarán los casos en que ello hubiera tenido lugar y tomarán de inmediato las medidas

necesarias para prevenir, evitar y, en su caso, corregir las consecuencias que de ello pudieran derivarse.

El Director General de Administración y Finanzas de FCC vigilará con especial atención la cotización de los Valores e Instrumentos Afectados durante las fases de estudio o negociación de cualquier tipo de operación jurídica o financiera que pudiera influir de manera apreciable en la cotización de los Valores o Instrumentos Afectados. Si se produjera una oscilación anormal en la cotización o en el volumen contratado de los Valores o Instrumentos Afectados y existieran, a juicio de dicho Director General de Finanzas, indicios racionales de que tal evolución se está produciendo como consecuencia de una difusión prematura, parcial o distorsionada de la operación, informará de dicha situación al Presidente del Comité de Seguimiento y al Presidente del Consejo y, obtenida la autorización de éste último, procederá a la inmediata comunicación de un hecho relevante, en los términos previstos en el apartado f) del artículo 83 bis, de la Ley del Mercado de Valores. Si la urgencia de la situación no lo impidiera, el Presidente del Consejo informará previamente a los miembros del Consejo de Administración.

Todas las personas sometidas al Reglamento Interno de Conducta se abstendrán de facilitar a analistas, accionistas, inversores o prensa, información cuyo contenido tenga la consideración de Información Privilegiada, que previa o simultáneamente no se haya facilitado a la generalidad del mercado.

B.1.27. ¿El secretario del consejo tiene la condición de consejero?:

SÍ [ ] NO [X]

B.1.28. Indique, si los hubiera, los mecanismos establecidos por la sociedad para preservar la independencia del auditor, de los analistas financieros, de los bancos de inversión y de las agencias de calificación.

Estos mecanismos se encuentran regulados en el Reglamento del Consejo en su artículo 41. "Comité de Auditoría y Control":
"...
2. Constituye la función primordial del Comité de Auditoría y Control servir de apoyo al Consejo de Administración en sus cometidos de vigilancia, mediante la revisión periódica del proceso de elaboración de la información económico-financiera, de sus controles internos y de la independencia del Auditor externo.

3. En particular, a título enunciativo, corresponde al Comité de Auditoría y Control:
...
- Proponer al Consejo de Administración, para su sometimiento por éste a la Junta General de Accionistas, el nombramiento de los Auditores de cuentas externos a que se refiere el artículo 204 del texto refundido de la Ley de Sociedades Anónimas, aprobado por Real Decreto Legislativo 1564/1989, de 22 de diciembre.

- La supervisión de los servicios de auditoría interna de F.C.C.

- Tener conocimiento del proceso de elaboración de la información financiera y de los sistemas de control interno de F.C.C.

- Pedir y recibir información de los Auditores externos sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos así como sobre cualesquiera otras cuestiones relacionadas con el proceso de desarrollo de la auditoría de cuentas y en relación con cuantas comunicaciones prevean la legislación de auditoría de cuentas y las normas técnicas de auditoría.

- Velar por la independencia de sus propios miembros respecto de los auditores externos de la sociedad.

- Vigilar el cumplimiento de los requerimientos legales y la correcta aplicación de los principios de contabilidad generalmente aceptados.

- Supervisar el proceso de elaboración de las Cuentas Anuales e Informe de Gestión, individuales y consolidados, para su formulación por el Consejo de acuerdo con la Ley.

- Informar al Consejo, para su formulación de acuerdo con la ley, sobre la corrección y fiabilidad de las cuentas anuales e informes de gestión, individuales y consolidados, y de la información financiera periódica que se difunda a los mercados.

- Evacuar informes sobre las propuestas de modificación del presente Reglamento, de acuerdo con lo establecido en su artículo 4 apartado 3.

- Decidir lo que proceda en relación con los derechos de información de los Consejeros que acudan a este Comité, de acuerdo con lo establecido en el artículo 30 de este Reglamento. Solicitar, en su caso, la inclusión de puntos en el orden del día de las reuniones del Consejo, en las condiciones y plazos previstos en el art. 38.4 del presente Reglamento.

- Servir de canal de comunicación entre el Consejo de Administración y los auditores externos, y evaluar los resultados de cada auditoría.

...
4. Para el mejor cumplimiento de sus funciones el Comité de Auditoría y Control podrá recabar el asesoramiento de profesionales externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 31 de este Reglamento.

5. El Comité de Auditoría y Control regulará su propio funcionamiento en todo lo no previsto en los Estatutos Sociales, siendo de aplicación, supletoriamente y en la medida en que su naturaleza y funciones lo hagan posible, las disposiciones de los mismos relativas al funcionamiento del Consejo de Administración.

...

9.Estará obligado a asistir a las sesiones del Comité y a prestarle su colaboración y acceso a la información de que disponga, cualquier miembro del equipo directivo y del personal del Grupo F.C.C. que fuese requerido a tal fin. También podrá requerir el Comité la asistencia a sus sesiones de los Auditores de Cuentas de F.C.C.

10. El Comité de Auditoría y Control tendrá acceso a la información y documentación necesaria para el ejercicio de sus funciones.

11. En todo lo no expresamente regulado en este artículo será de aplicación lo establecido en los artículos 37 y 38 de los Estatutos Sociales así como, supletoriamente de estos, lo dispuesto en tales Estatutos respecto al Consejo de Administración.

12. Los miembros del Comité de Auditoría y Control podrán ser asistidos, durante la celebración de sus sesiones, por las personas que, con la cualidad de asesores y hasta un máximo de dos por cada miembro del Comité, consideren conveniente. Tales asesores asistirán a las reuniones con voz, pero sin voto.

B.1.29. Indique si la firma de auditoría realiza otros trabajos para la sociedad y/o su grupo distintos de los de auditoría y en ese caso declare el importe de los honorarios recibidos por dichos trabajos y el porcentaje que supone sobre los honorarios facturados a la sociedad y/o su grupo.

SÍ [X] NO [ ]

	Sociedad	Grupo	Total
Importe de otros trabajos distintos de los de auditoría (miles de euros)	147	391	538
Importe trabajos distintos de los de auditoría / Importe total facturado por la firma de auditoría (en %)	46,965	19,185	22,884

B.1.30. Indique el número de años que la firma actual de auditoría lleva de forma ininterrumpida realizando la auditoría de las cuentas anuales de la sociedad y/o su grupo. Asimismo, indique el porcentaje que representa el número de años auditados por la actual firma de auditoría sobre el número total de años en los que las cuentas anuales han sido auditadas:

	Sociedad	Grupo
Número de años ininterrumpidos	15	15

	Sociedad	Grupo
Nº de años auditados por la firma actual de auditoría / Nº de años que la sociedad ha sido auditada (en %)	100,000	100,000

B.1.31. Indique las participaciones de los miembros del consejo de administración de la sociedad en el capital de entidades que tengan el mismo, análogo o complementario género de actividad del que constituya el objeto social, tanto de la sociedad como de su grupo, y que hayan sido comunicadas a la sociedad. Asimismo, indique los cargos o funciones que en estas sociedades ejerzan:

Nombre o denominación social del consejero	Denominación de la sociedad objeto	% participación	Cargo o funciones

MARCELINO OREJA AGUIRRE	METROVACESA, S.A.	0,000	-
ALICIA ALCOCER KOPLOWITZ REPRESENTANTE DE DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A. (ACS)	0,000	-
ALICIA ALCOCER KOPLOWITZ REPRESENTANTE DE DOMINUM DIRECCIÓN Y GESTIÓN, S.A.	OBRASCÓN HUARTE Y LAÍN, S.A. (OHL)	0,001	-
PEDRO AGUSTÍN DEL CASTILLO MACHADO, INDIRECTAMENTE, REPRESENTANTE DE IBERSUIZAS HOLDINGS, S.L.	ELMASA PATRIMONIAL, S.A.	7,460	CONSEJERO
PEDRO AGUSTÍN DEL CASTILLO MACHADO, REPRESENTANTE DE IBERSUIZAS HOLDINGS, S.L.	ELÉCTRICA MASPALOMAS, S.A.	7,460	CONSEJERO DELEGADO Y PRESIDENTE

B.1.32. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con asesoramiento externo:

SÍ [X] NO [ ]

Detalle el procedimiento
El Reglamento del Consejo, en su artículo 31. "Auxilio de expertos" establece: 1.Con el fin de ser auxiliados en el ejercicio de sus funciones, los Consejeros externos pueden solicitar la contratación con cargo a F.C.C. de asesores legales, contables, financieros u otros expertos. El encargo ha de versar necesariamente sobre problemas concretos de cierto relieve y complejidad que se presenten en el desempeño del cargo. 2.La solicitud de contratar asesores o expertos externos ha de ser formulada al Presidente de F.C.C. y será autorizada por el Consejo de Administración si, a juicio de éste: a.es necesaria para el cabal desempeño de las funciones encomendadas a los Consejeros independientes, b.su coste es razonable, a la vista de la importancia del problema y de los activos e ingresos de F.C.C. y c.la asistencia técnica que se recaba no puede ser dispensada adecuadamente por expertos y técnicos de F.C.C. 3.En el supuesto de que la solicitud de auxilio de expertos fuere efectuada por cualquiera de las Comisiones del Consejo, no podrá ser denegada, salvo que éste por mayoría de sus componentes considere que no concurren las circunstancias previstas en el apartado 2 de este artículo.

B.1.33. Indique y en su caso detalle si existe un procedimiento para que los consejeros puedan contar con la información necesaria para preparar las reuniones de los órganos de administración con tiempo suficiente:

SÍ [X] NO [ ]

Detalle el procedimiento

El Reglamento del Consejo en su artículo 38 "Sesiones del Consejo de Administración" desarrolla dicho procedimiento estableciendo que:

1.El Consejo de Administración se reunirá cuando lo requiera el interés de F.C.C. y por lo menos seis veces al año. El calendario de las sesiones ordinarias se fijará por el propio Consejo antes del comienzo de cada ejercicio. El calendario podrá ser modificado por acuerdo del propio Consejo o por decisión del Presidente, que pondrá la modificación en conocimiento de los Consejeros con una antelación no inferior a diez días a la fecha inicialmente prevista para la celebración de la sesión, o a la nueva fecha fijada en sustitución de aquélla, si ésta última fuese anterior.

2.La convocatoria de las sesiones ordinarias se efectuará por carta, fax, o telegrama, y estará autorizada con la firma del Presidente o la del Secretario o Vicesecretario, por orden del Presidente.

Sin perjuicio de lo que se establece en el artículo 30 de los Estatutos Sociales, se procurará que la convocatoria se realice con una antelación no inferior a diez días. Junto con la convocatoria de cada reunión se incluirá siempre el orden del día de la sesión y la documentación pertinente para que los miembros del Consejo puedan formar su opinión y, en su caso, emitir su voto en relación con los asuntos sometidos a su consideración.

En caso de urgencia, apreciada libremente por el Presidente, la antelación mínima de la convocatoria será de 48 horas, debiendo en este caso, el orden del día de la reunión limitarse a los puntos que hubieran motivado la urgencia.

3.El Presidente decidirá sobre el orden del día de la sesión. Los Consejeros podrán solicitar al Presidente la inclusión de asuntos en el orden del día, y el Presidente estará obligado a dicha inclusión cuando la solicitud se hubiese formulado, al menos, por tres Consejeros, o por cualquiera de las Comisiones del Consejo, con una antelación no inferior a trece días de la fecha prevista para la celebración de la sesión.

Cuando a solicitud de los Consejeros se incluyeran puntos en el Orden del Día, los Consejeros que hubieren requerido dicha inclusión deberán, bien remitir junto con la solicitud la documentación pertinente, bien identificar la misma, con el fin de que sea remitida a los demás miembros del Consejo de Administración .

Se procurará, dado el deber de confidencialidad de cada Consejero, que la importancia y naturaleza reservada de la información no pueda servir de pretexto – salvo circunstancias excepcionales apreciadas por el Presidente – a la inobservancia de esta regla.

B.1.34. Indique si existe un seguro de responsabilidad a favor de los consejeros de la sociedad.

SÍ [X] NO [ ]

B.2. Comisiones del Consejo de Administración

B.2.1. Enumere los órganos de administración:

Nombre del órgano	Nº de miembros	Funciones

COMISIÓN EJECUTIVA	CINCO	EL ARTÍCULO 40 DEL REGLAMENTO DEL CONSEJO DISPONE QUE SE DELEGAN EN ESTE ÓRGANO TODAS LAS FUNCIONES Y FACULTADES NECESARIAS PARA EL DESARROLLO DE LOS NEGOCIOS DE LA SOCIEDAD, ESTANDO INVESTIDA DE LOS MÁS AMPLIOS PODERES PARA DIRIGIR, ADMINISTRAR, DISPONER DE LOS BIENES Y REPRESENTAR A LA SOCIEDAD EN JUICIO Y FUERA DE ÉL, PUDIENDO CELEBRAR TODA CLASE DE CONTRATOS Y ACTOS, PUDIENDO EJERCER CUANTAS FUNCIONES Y FACULTADES CONFIEREN LOS ESTATUTOS SOCIALES Y LA LEY DE SOCIEDADES ANÓNIMAS AL CONSEJO DE ADMINISTRACIÓN, CON LA SOLA EXCEPCIÓN DE LAS QUE SON INDELEGABLES A TENOR DE LO PRESCRITO EN EL APARTADO 1 DEL ARTÍCULO 141 DE LA REFERIDA LEY DE SOCIEDADES ANÓNIMAS. EL REGLAMENTO DEL CONSEJO EN SU ARTÍCULO 40.1 DISPONE QUE CORRESPONDE EN ESPECIAL SI NO SE DEDUJERA LO CONTRARIO DEL CONTENIDO DE LA DELEGACIÓN CONFERIDA POR EL CONSEJO, DECIDIR EN MATERIA DE INVERSIONES, DESINVERSIONES, CRÉDITOS, PRÉSTAMOS, LÍNEAS DE AVALES O AFIANZAMIENTO O CUALQUIER OTRA FACILIDAD FINANCIERA, CUYO IMPORTE UNITARIO NO SUPERARA LA CIFRA DE 18 MILLONES DE EUROS.
COMITÉ DE AUDITORÍA Y CONTROL	CUATRO	EL ART. 41.2 DEL REGLAMENTO ESTABLECE QUE CONSTITUYE FUNCIÓN PRIMORDIAL SERVIR DE APOYO AL CONSEJO DE ADMINISTRACIÓN EN SUS COMETIDOS DE VIGILANCIA, MEDIANTE LA REVISIÓN PERIÓDICA DEL PROCESO DE ELABORACIÓN DE LA INFORMACIÓN ECONÓMICO-FINANCIERA, DE SUS CONTROLES INTERNOS Y DE LA INDEPENDENCIA DEL AUDITOR EXTERNO.
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	CINCO	TIENE COMO FUNCIÓN INFORMAR AL CONSEJO DE ADMINISTRACIÓN SOBRE NOMBRAMIENTOS, REELECCIONES, CESE Y RETRIBUCIONES DEL CONSEJO Y DE SUS CARGOS, ASÍ COMO SOBRE LA POLÍTICA GENERAL DE RETRIBUCIONES E INCENTIVOS PARA LOS MISMOS Y PARA LA ALTA DIRECCIÓN.

COMITÉ DE ESTRATEGIA	PODRÁ ESTAR COMPUESTA POR LOS CONSEJEROS QUE NOMBRE EL CONSEJO DE ADMINISTRACIÓN	TIENE COMO FUNCIÓN INFORMAR AL CONSEJO DE ADMINISTRACIÓN SOBRE NOMBRAMIENTOS, REELECCIONES, CESE Y RETRIBUCIONES DEL CONSEJO Y DE SUS CARGOS, ASÍ COMO SOBRE LA POLÍTICA GENERAL DE RETRIBUCIONES E INCENTIVOS PARA LOS MISMOS Y PARA LA ALTA DIRECCIÓN.

B.2.2. Detalle todas las comisiones del consejo de administración y sus miembros:

COMISIÓN EJECUTIVA O DELEGADA

Nombre	Cargo
DOMINUM DESGA, S.A. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	VOCAL
FERNANDO FALCÓ FERNÁNDEZ DE CÓRDOVA	VOCAL
CARTERA DEVA, S.A. REPRESENTADA POR JOSÉ AGUINAGA CÁRDENAS	VOCAL
RAFAEL MONTES SANCHEZ	PRESIDENTE
JUAN CASTELLS MASANA	VOCAL

COMITÉ DE AUDITORÍA

Nombre	Cargo
FRANCISCO MAS-SARDÁ CASANELLES	PRESIDENTE
FERNANDO FALCÓ FERNANDEZ DE CORDOVA	VOCAL
JUAN CASTELLS MASANA	VOCAL
IBERSUIZAS HOLDINGS, S.L. REPRESENTADA POR PEDRO AGUSTÍN DEL CASTILLO MACHADO	VOCAL

COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES

Nombre	Cargo
FERNANDO FALCÓ FERNANDEZ DE CORDOVA	VOCAL
DOMINUM DESGA, S.A. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ	VOCAL
RAFAEL MONTES SÁNCHEZ	PRESIDENTE
ROBERT PEUGEOT	VOCAL
CARTERA DEVA, S.A. REPRESENTADA POR JOSÉ AGUINAGA CÁRDENAS	VOCAL

COMISIÓN DE ESTRATEGIA E INVERSIONES

Nombre	Cargo
PENDIENTE DE DESIGNAR A SUS MIEMBROS	VOCAL

B.2.3. Realice una descripción de las reglas de organización y funcionamiento, así como las responsabilidades que tienen atribuidas cada una de las comisiones del consejo.

**COMISIÓN EJECUTIVA
Sus reglas se determinan en el artículo 35 de los Estatutos Sociales de FCC que se trascriben parcialmente a continuación:
"... La Comisión Ejecutiva será convocada por su Presidente, por propia iniciativa, o cuando lo soliciten dos de sus miembros, mediante carta,

telegrama o telefax, dirigido a cada uno de sus miembros con una antelación mínima de 48 horas a la fecha de la reunión.

Las reuniones se celebrarán en el domicilio de la sociedad o en cualquier lugar designado por el Presidente e indicado en la convocatoria.

Para la válida constitución de la Comisión Ejecutiva se requiere que concurran a la reunión, presentes o representados, la mayoría de sus miembros.

Los ausentes podrán hacerse representar por otro miembro de la Comisión Ejecutiva, mediante escrito dirigido al Presidente de la misma.

Las deliberaciones serán dirigidas por el Presidente y si éste faltara por el miembro que elijan, por mayoría, los asistentes a la reunión.

El Presidente concederá la palabra a los asistentes que así lo soliciten.

Los acuerdos se adoptarán por mayoría absoluta de los miembros de la Comisión.

En caso de empate, se someterá el asunto al Consejo de Administración para lo cual los miembros de la Comisión Ejecutiva solicitarán su convocatoria de conformidad con lo dispuesto en el art. 30 de estos Estatutos..."

Asimismo, el artículo 40 del Reglamento del Consejo dispone que:

"... 2.El Consejo de Administración designará los Administradores que han de integrar la Comisión Ejecutiva.

3.La Comisión Ejecutiva estará constituida por un mínimo de cinco y un máximo de diez miembros.

4.Los miembros de la Comisión Ejecutiva cesarán cuando lo hagan en su condición de Consejero o cuando así lo acuerde el Consejo.

5.Las vacantes que se produzcan serán cubiertas a la mayor brevedad por el Consejo de Administración.

6.En ausencia del Presidente de la Comisión Ejecutiva, sus funciones serán ejercidas por el miembro que resulte elegido a tal fin.

7.La Comisión Ejecutiva celebrará sus sesiones ordinarias con periodicidad mensual, excluido el mes de agosto, pudiendo reunirse con carácter extraordinario cuando lo requieran los intereses sociales. Junto con la convocatoria de cada reunión, se remitirá a los miembros de la Comisión Ejecutiva la documentación pertinente para que puedan formar su opinión y emitir su voto.

8.La Comisión Ejecutiva será convocada de acuerdo con lo establecido al efecto por el artículo 35 de los estatutos sociales, aunque se procurará que, salvo urgencia justificada, lo sea con una antelación no inferior a diez días. Junto con la convocatoria de cada reunión se remitirá a los miembros de la Comisión Ejecutiva la documentación pertinente para que puedan formar su opinión y emitir su voto.

9.La Comisión Ejecutiva quedará válidamente constituida cuando concurran, al menos, entre presentes y representados, la mitad más uno de sus miembros.

10.En todo lo demás, la Comisión Ejecutiva se regirá por lo establecido, respecto de la misma, por los Estatutos sociales y, de forma supletoria, por lo dispuesto también por dichos Estatutos y este Reglamento, respecto del Consejo de Administración."

**COMITÉ DE AUDITORÍA Y CONTROL:
Sus reglas de funcionamiento están establecidas en el Reglamento del Consejo en su artículo 41 así como en el artículo 37. Estará compuesto por cuatro Consejeros, nombrados por el Consejo de Administración, por un período no superior al de su mandato como Consejeros y sin perjuicio de poder ser reelegidos indefinidamente, en la medida en que también lo fueran como Consejeros. La mayoría de los miembros del Comité tendrán que reunir la condición de Consejeros no ejecutivos.

El Comité elegirá de entre sus miembros no ejecutivos un Presidente, pudiendo elegir, además, un Vicepresidente. La duración de estos cargos no podrá exceder de cuatro años ni de la de sus mandatos como miembros del Comité, pudiendo ser reelegidos una vez transcurrido al menos un año desde su cese.

Actuará como Secretario, y en su caso Vicesecretario, la persona que, sin precisar la cualidad de Consejero, designe el Comité.

Los miembros del Comité podrán ser asistidos en sus sesiones por las personas que, con la cualidad de asesores y hasta un máximo de dos por cada uno de dichos miembros, consideren éstos conveniente. Tales asesores asistirán a las reuniones con voz pero sin voto.

**COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES:
Regulada su organización y funcionamiento en el artículo 42 del Reglamento del Consejo, estará compuesta por los Consejeros que nombre el Consejo de Administración por un período no superior al de su mandato como Consejeros y sin perjuicio de poder ser reelegidos indefinidamente, en la medida en que también lo fueran como Consejeros.

La mayoría de los miembros de la Comisión de Nombramientos y Retribuciones estará compuesta por Consejeros externos. La Comisión de Nombramientos y Retribuciones designará de entre sus miembros no ejecutivos, un Presidente. También designará un Secretario, el cual podrá no ser miembro de la misma, quien auxiliará al Presidente y deberá proveer para el buen funcionamiento de la Comisión ocupándose de reflejar debidamente en las actas el desarrollo de las sesiones y el contenido de las deliberaciones.

Los miembros de la Comisión de Nombramientos y Retribuciones cesarán cuando lo hagan en su condición de Consejeros o cuando así lo acuerde el Consejo de Administración.

Los miembros de la Comisión de Nombramientos y Retribuciones podrán ser asistidos, durante la celebración de sus sesiones, por las personas que, con la cualidad de asesores y hasta un máximo de dos por cada miembro de dicha Comisión, consideren conveniente. Tales asesores asistirán a las reuniones con voz, pero sin voto.

Para el mejor cumplimiento de sus funciones la Comisión de Nombramientos y Retribuciones podrá recabar el asesoramiento de profesionales externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 31 del Reglamento.

La Comisión de Nombramientos y Retribuciones regulará su propio funcionamiento en todo lo no previsto en los Estatutos Sociales, siendo de aplicación, supletoriamente y en la medida en que su naturaleza y funciones lo hagan posible, las disposiciones de los mismos relativas al funcionamiento del Consejo de Administración.

La Comisión se reunirá con la periodicidad que se determine y cada vez que la convoque su Presidente o lo soliciten dos de sus miembros. Anualmente, la Comisión elaborará un plan de actuación para el ejercicio del que dará cuenta al Consejo.

De cada sesión se levantará acta que será firmada por los miembros de la Comisión que hayan asistido a la misma.

Estará obligado a asistir a las sesiones de la Comisión y a prestarle su colaboración y acceso a la información de que disponga, cualquier miembro del equipo directivo y del personal del Grupo F.C.C. que fuese requerido a tal fin.

La Comisión de Nombramientos y Retribuciones tendrá acceso a la información y documentación necesarias para el ejercicio de sus funciones.

**COMITÉ DE ESTRATEGIA:
Se regula su funcionamiento en el artículo 43 del Reglamento del Consejo.
Estará compuesto por los Consejeros que nombre el Consejo de Administración por un período no superior al de su mandato y sin perjuicio de poder ser reelegidos indefinidamente, en la medida en que también lo fueran como Consejeros. La mayoría de los miembros del Comité de Estrategia estará compuesta por Consejeros externos.

El Comité de Estrategia designará, de entre sus miembros no ejecutivos, un Presidente. También designará un Secretario, el cual podrá no ser miembro de la misma, quien auxiliará al Presidente y deberá proveer para el buen funcionamiento del Comité, ocupándose de reflejar debidamente en las actas el desarrollo de las sesiones y el contenido de las deliberaciones.

Los miembros del Comité de Estrategia cesarán cuando lo hagan en su condición de Consejeros o cuando así lo acuerde el Consejo de Administración.

Para el mejor cumplimiento de sus funciones el Comité de Estrategia podrá recabar el asesoramiento de profesionales externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 31 de este Reglamento.

Los miembros del Comité de Estrategia podrán ser asistidos, durante la celebración de sus sesiones, por las personas que, con la cualidad de asesores y hasta un máximo de dos por cada miembro de dicha Comisión, consideren conveniente. Tales asesores asistirán a las reuniones con voz, pero sin voto.

El Comité de Estrategia se reunirá con la periodicidad que se determine y cada vez que lo convoque su Presidente o lo soliciten dos de sus miembros. Anualmente, el Comité elaborará un plan de actuación para el ejercicio del que dará cuenta al Consejo.

De cada sesión se levantará acta que será firmada por los miembros del Comité que hayan asistido a la misma.

Estará obligado a asistir a las sesiones del Comité, y a prestarle su colaboración y acceso a la información de que disponga, cualquier miembro del equipo directivo y del personal del Grupo F.C.C. que fuese requerido a tal fin.

El Comité de Estrategia tendrá acceso a la información y documentación necesarias para el ejercicio de sus funciones.

El Comité de Estrategia regulará su propio funcionamiento en todo lo no previsto en este Reglamento y en los Estatutos Sociales, siendo de aplicación, supletoriamente y en la medida en que su naturaleza y funciones lo hagan posible, las disposiciones de los mismos relativas al funcionamiento del Consejo de Administración.

B.2.4. Indique, en su caso, las facultades de asesoramiento, consulta y en su caso, delegaciones que tienen cada una de las comisiones:

Denominación comisión	Breve descripción

COMISIÓN EJECUTIVA	SE ENCUENTRA REGULADA EN EL ARTÍCULO 40 DEL REGLAMENTO DEL CONSEJO Y EN EL ARTÍCULO 35 DE LOS ESTATUTOS SOCIALES. SE DELEGAN DE FORMA PERMANENTE EN LA COMISIÓN EJECUTIVA TODAS LAS FUNCIONES Y FACULTADES NECESARIAS PARA EL DESARROLLO DE LOS NEGOCIOS DE LA SOCIEDAD, CON LA EXCEPCIÓN DE LAS QUE SON INDELEGABLES A TENOR DE LO PRESCRITO EN EL APARTADO 1 DEL ARTÍCULO 141 DE LA LEY DE SOCIEDADES ANÓNIMAS. EN USO DE LAS REFERIDAS FUNCIONES Y FACULTADES PODRÁ OTORGAR PODERES CON EL ALCANCE, LIMITACIONES Y CONDICIONES QUE ESTIME PERTINENTES, PARA ACTUAR DE FORMA INDIVIDUAL O CONJUNTAMENTE CON OTROS APODERADOS ASÍ COMO REVOCAR LOS PODERES OTORGADOS. SEGÚN LO PREVISTO EN LOS ARTÍCULOS 34 Y 35 DE LOS ESTATUTOS SOCIALES, LA COMISIÓN EJECUTIVA NO PODRÁ OTORGAR PODERES GENERALES QUE TENGAN POR OBJETO LAS SIGUIENTES CUESTIONES: -CONVOCATORIA DE JUNTA GENERAL Y FIJACIÓN DEL ORDEN DEL DÍA. -APROBACIÓN DE DIVIDENDOS A CUENTA. -SUPERVISIÓN DE LOS ÓRGANOS DELEGADOS. -COMPRA Y VENTA DE ACCIONES DE SOCIEDADES, EXCEPTO LAS ACCIONES DE AUTOCARTERA. -REALIZAR O SUPRIMIR TODO O PARTE DEL OBJETO SOCIAL A TRAVÉS DE SOCIEDADES. -ENAJENACIÓN DE SOLARES O PROMOCIONES INMOBILIARIAS EN BLOQUE O ANTES DE SU TERMINACIÓN. -ENAJENACIÓN O GRAVAMEN DE CUALQUIERA DE LOS NEGOCIOS SOCIALES. -TODAS AQUELLAS ACTUACIONES QUE EXCEDAN DEL OBJETO SOCIAL. VER APARTADO G-B.2.4
COMITÉ DE AUDITORÍA Y CONTROL	SE ENCUENTRA REGULADO EN EL ARTÍCULO 41 DEL REGLAMENTO DEL CONSEJO Y EN EL ARTÍCULO 38 DE LOS ESTATUTOS SOCIALES. SIRVE DE APOYO AL CONSEJO DE ADMINISTRACIÓN EN SUS COMETIDOS DE VIGILANCIA, MEDIANTE LA REVISIÓN PERIÓDICA DEL PROCESO DE ELABORACIÓN DE LA INFORMACIÓN ECONÓMICO-FINANCIERA, DE SUS CONTROLES INTERNOS Y DE LA INDEPENDENCIA DEL AUDITOR EXTERNO. VER APARTADO G-B.2.4
COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES	SE ENCUENTRA REGULADO EN EL ARTÍCULO 42 DEL REGLAMENTO DEL CONSEJO. ENTRE SUS FACULTADES SE ENCUENTRAN LA DE INFORMAR AL CONSEJO DE ADMINISTRACIÓN SOBRE NOMBRAMIENTOS, REELECCIONES, CESE Y RETRIBUCIONES DEL CONSEJO Y DE SUS CARGOS, ASÍ COMO SOBRE POLÍTICA GENERAL DE RETRIBUCIONES E INCENTIVOS PARA LOS MISMOS. VER APARTADO G-B.2.4

COMITÉ DE ESTRATEGIA	SE ENCUENTRA REGULADO EN EL ARTÍCULO 43 DEL REGLAMENTO DEL CONSEJO. LE CORRESPONDE LA PROPUESTA E INFORME AL CONSEJO SOBRE TODAS AQUELLAS DECISIONES ESTRATÉGICAS, INVERSIONES Y DESINVERSIONES, QUE SEAN DE RELEVANCIA PARA LA SOCIEDAD O EL GRUPO, VALORANDO SU ADECUACIÓN AL PRESUPUESTO Y PLANES ESTRATÉGICOS. ASIMISMO LE CORRESPONDERÁ EL ANÁLISIS Y SEGUIMIENTO DE LOS RIESGOS DE NEGOCIO. VER APARTADO G-B.2.4

B.2.5. Indique, en su caso, la existencia de reglamentos de las comisiones del consejo, el lugar en que están disponibles para su consulta, y las modificaciones que se hayan realizado durante el ejercicio. A su vez, se indicará si de forma voluntaria se ha elaborado algún informe anual sobre las actividades de cada comisión.

El Reglamento del Consejo aprobado el 14 de junio de 2004, contiene en su articulado el funcionamiento de la Comisión Ejecutiva (artículo 40), del Comité de Auditoría y Control (artículo 41) y de la Comisión de Nombramientos y Retribuciones (artículo 42).

El 26 de enero de 2005 tuvo lugar la reunión del Consejo de Administración en la que se evaluó el funcionamiento del Consejo y de sus Comisiones durante el ejercicio 2004.

De esta evaluación se concluye que el Consejo de Administración de FCC ha realizado un intenso trabajo, con un muy satisfactorio funcionamiento, tanto en reuniones como en Comisiones durante el pasado ejercicio 2004, habiendo aprobado los nuevos instrumentos de transparencia en el Gobierno Corporativo (Reglamento del Consejo, Reglamento de la Junta, modificación de estatutos, la remodelación profunda del órgano de administración, la remodelación de todas las Comisiones). En todos estos trabajos ha ido adaptando sus normas de funcionamiento a las nuevas situaciones habidas en la sociedad con objeto de velar por el interés social.

Todos los Reglamentos aprobados en este ejercicio están disponibles para su consulta en la página web www.fcc.es, así como en la página web de la CNMV, www.cnmv.es, en la hoja de la sociedad, apartado Gobierno Corporativo.

B.2.6. En el caso de que exista comisión ejecutiva, explique el grado de delegación y de autonomía de la que dispone en el ejercicio de sus funciones, para la adopción de acuerdos sobre la administración y gestión de la sociedad.

Con la aprobación del Reglamento del Consejo, este puede delegar permanentemente en la Comisión Ejecutiva todas las facultades que competen al Consejo de Administración, salvo aquellas cuya competencia tenga reservadas por ministerio de la Ley, de los estatutos sociales o del Reglamento (art. 40.1).

No obstante lo anterior, existen una serie de materias indelegables que corresponden al Consejo exclusivamente; el Artículo 7."Competencia del Consejo de Administración-Catálogo de materias indelegables" del

Reglamento del Consejo dispone que en todo caso, corresponderá al Consejo de Administración, mediante la adopción de acuerdos que habrán de aprobarse en cada caso según lo previsto en la Ley o los Estatutos, el tratamiento de las siguientes materias, que se establecen como catálogo formal de materias reservadas a su exclusivo conocimiento:

a.El nombramiento y cese del Presidente, Vicepresidentes, Consejeros Delegados, del Secretario y del Vicesecretario del Consejo de Administración, así como proponer a los respectivos Consejos de Administración, el nombramiento y revocación de los Presidentes y Directores Generales de las actuales empresas filiales especializadas del primer nivel (Fcc Construcción, S.A., Fcc Medio Ambiente, S.A., Cementos Portland Valderrivas, S.A., Realia Business, S.A. y Fcc Versia, S.A.) y el nombramiento y revocación de los miembros del Comité de Dirección.

Periódicamente, el Consejo podrá modificar la lista de las empresas especializadas a que se refiere el párrafo anterior.

b.La delegación de facultades en cualquiera de los miembros del Consejo de Administración en los términos establecidos por la Ley y los Estatutos, y su revocación.

c.El nombramiento y cese de los Consejeros que han de formar las distintas Comisiones previstas por este Reglamento.

d.La supervisión de las Comisiones Delegadas del Consejo.

e.El nombramiento de Consejeros por cooptación en caso de vacantes hasta que se reúna la primera Junta General.

f.La aceptación de la dimisión de Consejeros.

g.La formulación de las cuentas anuales y su presentación a la Junta General.

h.La determinación de la estrategia del Grupo, con el apoyo del Comité de Estrategia y del Consejero Delegado.

i.La aprobación de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento y cualquier otra facilidad financiera cuyo importe unitario sea superior a dieciocho millones (18.000.000) de euros.

j.En general, las facultades de organización del Consejo y, en especial, la modificación del presente Reglamento.

k.Las facultades que la Junta General haya conferido al Consejo de Administración, que éste sólo podrá delegar si lo prevé de forma expresa el acuerdo de la Junta General.

Asimismo, corresponde, en especial, a la Comisión Ejecutiva, si no se dedujera lo contrario del contenido de la delegación conferida por el Consejo, decidir en materia de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento o cualquier otra facilidad financiera, cuyo importe unitario no superara la cifra de dieciocho millones de euros.

Se delegan de forma permanente en la Comisión Ejecutiva todas las funciones y facultades necesarias para el desarrollo de los negocios de la Sociedad, estando investida de los más amplios poderes para dirigir, administrar, disponer de los bienes y representar a la sociedad en juicio y fuera de él, pudiendo celebrar toda suerte de contratos y actos, aunque entrañen adquisición, enajenación o gravamen de inmuebles, afianzamiento de negocios ajenos o transacciones, sin limitación alguna, pudiendo ejercer cuantas funciones y facultades confieren los Estatutos Sociales y la Ley de Sociedades Anónimas al Consejo de Administración, con la sola excepción de las que son indelegables a tenor de lo prescrito en el apartado 1 del artículo 141 de la referida Ley de Sociedades Anónimas.

B.2.7. Indique si la composición de la comisión ejecutiva refleja la participación en el consejo de los diferentes consejeros en función de su condición:

SÍ [ ] NO [X]

En caso negativo, explique la composición de su comisión ejecutiva
La Comisión Ejecutiva está formada por un 80% de consejeros externos y un 20% de consejeros ejecutivos, mientras que el Consejo de Administración está formado por un 86,67% de consejeros externos y un 13,33 % de consejeros ejecutivos.

B.2.8. En el caso de que exista la comisión de nombramientos, indique si todos sus miembros son consejeros externos:

SÍ [X] NO [ ]

[C] OPERACIONES VINCULADAS

C.1. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los accionistas significativos de la sociedad:

Nombre o denominación social del accionista significativo	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la operación	Tipo de relación	Importe (miles de euros)
ESTHER KOPLOWITZ ROMERO DE JUSEU	FCC CONSTRUCCIÓN, S.A.	Contractual	DIRECTAMENTE (EJECUCIÓN DE OBRAS)	55
ESTHER KOPLOWITZ ROMERO DE JUSEU	FCC CONSTRUCCIÓN, S.A.	Contractual	INDIRECTAMENTE (EJECUCIÓN DE OBRAS)	1.706
ESTHER KOPLOWITZ ROMERO DE JUSEU	FCC CONSTRUCCIÓN, S.A.	Contractual	INDIRECTAMENTE (EJECUCIÓN DE OBRAS)	1.772
ESTHER KOPLOWITZ ROMERO DE JUSEU	SERVICIOS ESPECIALES DE LIMPIEZA, S.A.	Contractual	INDIRECTAMENTE (SERVICIOS DE LIMPIEZA)	18

ESTHER KOPLOWITZ ROMERO DE JUSEU	FALCON CONTRATAS Y SEGURIDAD, S.A.	Contractual	INDIRECTAMENTE (SERVICIOS DE SEGURIDAD)	683

C.2. Detalle las operaciones relevantes que supongan una transferencia de recursos u obligaciones entre la sociedad o entidades de su grupo, y los administradores o directivos de la sociedad:

Nombre o denominación social de los administradores o directivos	Nombre o denominación social de la sociedad o entidad de su grupo	Naturaleza de la operación	Tipo de relación	Importe (miles de euros)

C.3. Detalle las operaciones relevantes realizadas por la sociedad con otras sociedades pertenecientes al mismo grupo, siempre y cuando no se eliminen en el proceso de elaboración de estados financieros consolidados y no formen parte del tráfico habitual de la sociedad en cuanto a su objeto y condiciones:

Denominación social de la entidad de su grupo	Breve descripción de la operación	Importe (miles de euros)

C.4. Identifique, en su caso, la situación de conflictos de interés en que se encuentran los consejeros de la sociedad, según lo previsto en el artículo 127 ter de la LSA.

Los administradores de Fomento de Construcciones y Contratas, S.A. han comunicado que no realizan por cuenta propia o ajena el mismo, análogo o complementario género de actividad del que constituye el objeto social de la sociedad.

Las participaciones que los miembros del Consejo de Administración de la sociedad ostentan en el capital de entidades con el mismo, análogo o complementario género de actividad del que constituya el objeto social de Fomento de Construcciones y Contratas, S.A. que han sido comunicadas a la sociedad son las siguientes:

Marcelino Oreja Aguirre Metrovacesa, S.A. <0,01
Alicia Alcocer Koplowitz A.C.S. Actividades de Construcción yServicios, S.A. <0,01
Alicia Alcocer Koplowitz Obrascón Huarte Lain, S.A. <0,01
Pedro A. Del Castillo Machado Eléctrica Maspalomas, S.A. 7,46 Presidente y Consejero DelegadoConsejero
Pedro A. Del Castillo Machado Elmasa Medio Ambiente, S.L. 7,46 Consejero

Durante el ejercicio, Elmasa Patrimonial, S.A. vendió a Aqualia Gestión Integral del Agua, S.A. el 51% del capital de Gestión de Aguas del Norte, S.A. y la transacción fue autorizada mediante acuerdo del Consejo de Administración de Fomento de Construcciones, S.A. de conformidad con el artículo 25.4 del Reglamento del Consejo. La sociedad (sociedad familiar) vendedora es propiedad de D. Pedro Agustín Del Castillo, que actúa como representante de Ibersuizas Holdings, S.A., que a su vez es miembro del Consejo de Administración de Fomento de Construcciones y Contratas, S.A.

Salvo por lo expuesto en el párrafo anterior, los administradores de Fomento de Construcciones y Contratas, S.A., o persona que actúe por cuenta de éstos,

durante el ejercicio social no han realizado con la sociedad ni con alguna sociedad del mismo grupo otras operaciones que sean ajenas al tráfico ordinario de la sociedad o en condiciones que no fueran las normales de mercado.

Respecto a los miembros del Consejo que asumen cargos de administradores o directivos en otras sociedades del grupo son los siguientes:

-EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ALICIA ALCOCER KOPLOWITZ ES CONSEJERA DE CEMENTOS PORTLAND VALDERRIVAS, S.A.
-EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ ES CONSEJERA DE FCC CONSTRUCCIÓN, S.A.
-EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ ES CONSEJERA DE GRUCYCSA, S.A.
-EAC INVERSIONES CORPORATIVAS, S.L. REPRESENTADA POR ESTHER ALCOCER KOPLOWITZ ES CONSEJERA DE REALIA BUSINESS, S.A.
-FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA ES CONSEJERO DE REALIA BUSINESS, S.A.
-FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA ESCONSEJERO CEMENTOS PORTLAND VALDERRIVAS, S.A.
-FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA ES CONSEJERO DE FCC CONSTRUCCIÓN, S.A.
-FERNANDO FALCÓ Y FERNÁNDEZ DE CÓRDOVA ES CONSEJERO DE GRUCYCSA, S.A.
-RAFAEL MONTES SÁNCHEZ ES CONSEJERO DE FCC CONSTRUCCIÓN, S.A.
-RAFAEL MONTES SÁNCHEZ ES CONSEJERO DE FCC MEDIO AMBIENTE, S.A.
-RAFAEL MONTES SÁNCHEZ ES PRESIDENTE DEL CONSEJO DE CORPORACIÓN ESPAÑOLA DE TRANSPORTE, S.A.
-RAFAEL MONTES SÁNCHEZ ES CONSEJERO DE DETREN COMPAÑIA GENERAL DE SERVICIOS FERROVIARIOS, S.L.
-RAFAEL MONTES SÁNCHEZ ES CONSEJERO DE FCC CONNEX CORPORACIÓN, S.L.
-RAFAEL MONTES SÁNCHEZ ES PRESIDENTE DEL CONSEJO DE FCC VERSIA, S.A.-
-FELIPE BERNABÉ GARCIA PÉREZ ES CONSEJERO DE PROACTIVA MEDIO AMBIENTE, S.A.
-IBERSUIZAS ALFA, S.L. ES CONSEJERO DE CEMENTOS PORTLAND VALDERRIVAS, S.A.
-ROBERT PEUGEOT ES CONSEJERO DE FCC CONSTRUCCIÓN, S.A.

Estos consejeros ostentan cargos o ejercen funciones y/o tienen participaciones inferiores en todo caso al 0,01% en otras sociedades del Grupo FCC, en las que Fomento de Construcciones y Contratas, S.A., directa o indirectamente tiene mayoría de votos.

C.5. Detalle los mecanismos establecidos para detectar, determinar y resolver los posibles conflictos de intereses entre la sociedad y/o su grupo, y sus consejeros, directivos o accionistas significativos.

El artículo 25 del Reglamento del Consejo en sus apartados 3, 4, 5 y 6 establece que el Consejero deberá informar al Consejo, con la debida antelación, de

cualquier situación susceptible de suponer un conflicto de intereses con el interés del Grupo de sociedades de FCC o de sus sociedades vinculadas. Se exigirá la previa autorización expresa del Consejo de FCC, previo informe de la Comisión de Nombramientos y Retribuciones, para los siguientes supuestos:

1. Prestación a las empresas del Grupo FCC por parte de un Consejero, de servicios profesionales retribuidos distintos de los derivados de la relación laboral que pudiera haber con los Consejeros ejecutivos.
2. Venta, o transmisión bajo cualquier otra forma, mediante contraprestación económica de cualquier tipo, por parte de un Consejero a las empresas del Grupo FCC, de suministros, materiales, bienes o derechos, en general.
3. Transmisión por las empresas del grupo FCC a favor de un Consejero de suministros, materiales, bienes o derechos, en general, ajenas al tráfico ordinario de la empresa transmitente.
4. Prestación de obras, servicios o venta de materiales por parte de las empresas del grupo FCC a favor de un Consejero que, formando parte del tráfico ordinario de aquéllas, se hagan en condiciones económicas inferiores a las de mercado.

Tratándose de transacciones ordinarias con la Sociedad, bastará que el Consejo de Administración apruebe, de forma genérica, la línea de operaciones. En todo caso, las transacciones relevantes de cualquier clase, realizadas por cualquier consejero con la sociedad FCC, sus filiales o participadas, deberán constar en el Informe Anual de Gobierno Corporativo. Esta obligación abarca, asimismo, las transacciones relevantes realizadas entre la Sociedad y sus accionistas- directos e indirectos- significativos.

En todo caso, se considerará que existe un posible conflicto de intereses derivado del patrimonio personal, cuando el mismo surja en relación con una Sociedad en cuyo capital participe la persona sujeta, por sí sola o en unión de personas con las que le una la relación de parentesco, según se define en el artículo 25.2.a del Reglamento del Consejo, en más de un 15% de los derechos políticos o económicos, o, cuando, sin alcanzar tal porcentaje, pueda designar a un miembro, al menos, de su órgano de administración.

La mencionada información deberá mantenerse actualizada, dando cuenta de cualquier modificación o cese de las situaciones previamente comunicadas, así como del surgimiento de nuevos posibles conflictos de intereses.
Las comunicaciones deberán efectuarse en el plazo de quince días y, en todo caso, antes de la toma de decisión que pudiera quedar afectada por el posible conflicto de intereses.

Asimismo, el Reglamento Interno de Conducta, aprobado por el Consejo de Administración de la sociedad el 17 de junio de 2003, establece que las personas sujetas al mismo, administradores y directivos, entre otras, están obligadas a informar al Presidente del Comité de Seguimiento sobre los posibles conflictos de intereses a que estén sometidas por causa de sus relaciones familiares, su patrimonio personal, o por cualquier otro motivo con alguna compañía integrada en el Grupo FCC, mediante escrito dirigido a dicho Presidente en el que se expongan con el suficiente detalle tales conflictos de intereses.

Cualquier duda sobre esta materia deberá ser consultada por escrito dirigido al Presidente del Comité de Seguimiento antes de adoptar cualquier decisión que pudiera resultar afectada por dicho conflicto de intereses.

No se considerará que se produce un conflicto de intereses por relaciones familiares cuando, no afectando a Personas Vinculadas, el parentesco exceda del cuarto grado por consanguinidad o afinidad.

D SISTEMAS DE CONTROL DE RIESGOS

D.1. Descripción general de la política de riesgos de la sociedad y/o su grupo, detallando y evaluando los riesgos cubiertos por el sistema, junto con la justificación de la adecuación de dichos sistemas al perfil de cada tipo de riesgo.

La estructura organizativa que tiene establecida el Grupo FCC, los sistemas de planificación y los procesos de gestión de las operaciones están diseñados para hacer frente a los diferentes riesgos a los que se ve sometido en el curso de los negocios. En este sentido, la gestión del riesgo se encuadra dentro del proceso de gestión de Grupo y, como tal, se involucra a todos los miembros de la organización, acompañándose de unas políticas preventivas, de supervisión y control, así como de unas acciones correctivas, que persiguen la consecución de los objetivos de la organización.

A continuación se presenta un esquema de los principales riesgos cubiertos por los sistemas:

1 Riesgos de Mercado.
2 Riesgos operacionales.
 2.1 Riesgos de contratación.
 2.2 Riesgos del proceso productivo.
 2.3 Riesgos medioambientales
3 Riesgos organizativos.
 3.1 Riesgos laborales.
 3.2 Riesgo de sistemas de información
4 Riesgos derivados de la gestión financiera
 4.1 Riesgo de tipos de cambio.
 4.2 Riesgo de tipos de interés.
 4.3 Riesgos derivados de la fiabilidad de la información económico financiera
 4.4 Riesgos patrimoniales e industriales.

D.2. Indique los sistemas de control establecidos para evaluar, mitigar o reducir los principales riesgos de la sociedad y su grupo.

1.Gestión de riesgos de mercado.

El Grupo FCC ha de afrontar diversos riesgos de carácter regulatorio y estructural inherentes a los productos y al medio en el que opera.

El Consejo de Administración es responsable de definir la estrategia del Grupo FCC, de asignar los recursos disponibles y de fijar y comunicar a las distintas áreas de actividad las políticas generales a aplicar.

La planificación estratégica en el Grupo FCC es un proceso en el que se identifican los objetivos a alcanzar en cada una de las áreas de actividad en función de las mejoras a implantar, de las oportunidades del mercado y del nivel de riesgo que se considera aceptable. Este proceso sirve de base para la elaboración de los planes operativos que concretan las metas a alcanzar en cada ejercicio.

El cumplimiento de los objetivos marcados en el proceso de planificación se revisa periódicamente analizando las desviaciones a los distintos niveles de responsabilidad y tomando las medidas correctoras oportunas.

Las Normas Generales de organización y funcionamiento, establecen el marco al que deben ceñirse todos los miembros de la organización, las facultades delegadas a los distintos niveles jerárquicos y los principios básicos a observar en los procesos operativos. Estos principios constituyen la base de las normas específicas que rigen dichos procesos.

Para mitigar los riesgos de mercado correspondientes a cada línea de negocio, el Grupo también ha adoptado una estrategia de diversificación en otros negocios complementarios al de construcción como son la prestación de diversos servicios a los entes públicos, concesiones o la actividad cementera, entre otras.

2. Gestión del riesgo operacional

2.1 Gestión de riesgos de contratación

Para el Grupo FCC los riesgos y oportunidades que surgen en el proceso de contratación constituyen uno de los principales desafíos a lo que se enfrenta la organización. Para lo que la organización tiene formalmente establecidos unas políticas y procedimientos que se concretan en:

a) La permanente puesta al día de la capacidad tecnológica.

El Grupo FCC es consciente de que la actuación en un mercado altamente competitivo, como en el que se encuentra inmerso, requiere una aportación de valor añadido al cliente a través de sus capacidades técnicas y económicas. En este sentido, el Grupo FCC tiene una presencia activa en el campo de la investigación e innovación tecnológica y dedica un importante esfuerzo a la formación continua del personal.

b) La calidad técnica, viabilidad económica y competitividad de las ofertas.

El proceso de confección, presentación y seguimiento de ofertas está sometido a distintos niveles de autorización dentro de la organización, asignándose las principales tareas en este terreno a departamentos específicos, integrados por personal técnico altamente cualificado.

2.2 Gestión de riesgos del proceso productivo.

Las políticas y procedimientos diseñados formalmente por el Grupo FCC para hacer frente a los riesgos derivados de la ejecución de obras o prestación de servicios se concentran en:

a)Los sistemas de calidad.

Las distintas actividades del Grupo FCC tienen sistemas de gestión de calidad formalmente implantados y fuertemente arraigados en la organización, lo que ha permitido la obtención de certificados de empresa bajo las normas ISO 9000 y superar con éxito las auditorías periódicas de evaluación realizadas por profesionales externos.

Basándose en unos principios generales y criterios básicos, los sistemas de calidad están formalizados sobre la base de una asignación de responsabilidades, una definición y documentación de los procesos y unas pautas dirigidas a detectar y corregir desviaciones.

Los comités de calidad son los máximos órganos ejecutivos en esta materia y tienen a su cargo el establecimiento de las directrices, el control del cumplimiento y

la revisión del sistema. Los departamentos de gestión de calidad, tienen entre otros cometidos, la realización de auditoría de calidad a las diversas unidades operativas.

b) La formación permanente del personal.
Las áreas de actividad del Grupo FCC tienen implantados procesos formativos que se concretan en planes de formación, estructurados sobre la base de una formación periódica programada, ya sea básica o de actualización de conocimientos, y una formación puntual que cubre necesidades concretas en cada momento. Los comités de calidad tienen a su cargo establecer la política de formación, aprobar la puesta en marcha de los planes de formación y efectuar el seguimiento de su correcta aplicación.

c) Apoyo continuo a las unidades operativas a través de departamentos técnicos integrados por personal de alta cualificación.

d) El diseño y documentación de unos procesos de compras y subcontratación dirigidos a garantizar la calidad de los suministros y la eficacia y eficiencia del sistema de contratación.

e) Los sistemas de control económico y presupuestario de cada unidad operativa que sirven de base para la planificación económica, la captación, medición, registro y valoración de los costes y producción, el análisis y seguimiento de las desviaciones y la cuantificación y control de los recurso invertidos.

2.3 Gestión riesgos medioambientales.
El Grupo FCC tiene implantado en las distintas áreas de actividad sistemas de gestión medioambiental certificados bajo las normas ISO 14001, que se centran en:

a) El cumplimiento de la normativa aplicable y la consecución de unos objetivos medioambientales que sobrepasan las exigencias externas.
b) La disminución de los impactos ambientales a través de una adecuada planificación.
c) El análisis continuo de los riesgos y de las posibles mejoras.

La herramienta básica para la prevención de este riesgo es el plan medioambiental que debe elaborar cada unidad operativa y que consiste en:
a) La identificación de los aspectos medioambientales y de la legislación aplicable.
b) Los criterios de evaluación del impacto.
c) Las medidas a adoptar.
d) Un sistema de medición de los objetivos alcanzados.

3. Gestión de riesgos organizativos.

3.1 Gestión de riegos laborales.
Un objetivo prioritario del Grupo FCC es la realización de sus actividades con un alto nivel de seguridad para todo su personal y el estricto cumplimiento de la normativa legal en la materia, por lo que los sistemas de prevención de riesgos laborales adquieren la máxima importancia. Estos sistemas se encuentran formalizados y organizados sobre la base de:
a) Una asignación de funciones y responsabilidades.
b) Unos procedimientos integrados en el proceso productivo y dirigidos a la evaluación de riesgos y el establecimiento de planes preventivos (planes de seguridad).
c) Una formación continuada y apoyada por técnicos en la materia.
d) Un seguimiento periódico de los planes de seguridad en las diferentes unidades operativas a cargo de técnicos de prevención.

e) Un sistema de auditorías realizadas por profesionales externos e internos.

3.2 Gestión de riesgos de sistemas de información.
La complejidad y el volumen de las actividades realizadas por el Grupo FCC hace necesario sistemas de información que permitan gestionar a nivel individual y a nivel global todas las actividades con un elevado nivel de seguridad.

Estos sistemas de información están basados en un conjunto de métodos, sistemas y procesos de seguridad electrónica, tutelados por un Comité de Seguridad, tendentes a proteger la información previendo y mitigando los riesgos inherentes mediante políticas y sistemas de control de accesibilidad a la información y capacidad de recuperación de la misma.

El Grupo cuenta con manuales y normas de actuación en materia de seguridad física y lógica de los sistemas de información, que abarcan la gestión de los principales riesgos: acceso a los centros de procesos de datos, acceso a redes, protección de datos de carácter personal (LOPD), copias de seguridad, etc.

4. Gestión de riesgos derivados de la gestión financiera.

4.1 Gestión del riesgo de tipo de cambio.
El posicionamiento que en la actualidad tiene el Grupo FCC en los mercados internacionales hace que el concepto de riesgo de cambio, en el contexto global del Grupo tenga una incidencia moderada. No obstante, y con independencia de la materialidad del mismo, la política de FCC es reducir, dentro de lo posible, el efecto negativo que dicho riesgo podría producir en sus Estados Financieros, tanto por movimientos transaccionales como puramente patrimoniales. En la práctica el efecto en los primeros queda mitigado, siempre que los volúmenes de las operaciones así lo aconsejen, con la contratación en el mercado de instrumentos apropiados de cobertura. En lo que se refiere al efecto en los segundos, es decir, a operaciones de Balance, la política de la sociedad, cuando la situación lo aconseje y siempre que los mercados financieros ofrezcan liquidez, instrumentos y plazos, es tratar de obtener la cobertura a través de la contratación de operaciones de financiación en la misma divisa en que se denomine el activo.

4.2 Gestión del riesgo de tipo de interés.
Dada la naturaleza de nuestras actividades en la que la gestión de circulante juega un papel esencial, es práctica generalizada del Grupo determinar como referencia de nuestra deuda financiera, aquel índice que recoja con mayor fidelidad la evolución de la inflación. Es por ello que la política de nuestra sociedad es intentar que tanto los activos financieros circulantes, que proporcionan, en gran medida una cobertura natural a nuestros pasivos financieros circulantes, como la deuda del Grupo, quede referenciada a tipos de interés flotante. En el caso de operaciones con un horizonte de largo plazo y siempre que la estructura financiera así lo requiera, la deuda se referencia a tipo de interés fijo y a un plazo que coincida con el ciclo de maduración de la operación de que se trate, todo ello dentro de la posibilidades que ofrezca el mercado.

4.3 Gestión del riesgo derivado de la fiabilidad de la información económico financiera.
El Grupo FCC tiene implantados unos procesos de gestión de la información económico financiera basados en:

a) Una estructura organizativa que mantiene una segregación de funciones en los procesos administrativos y contables que sirven de base para la preparación de la información económico financiera, como medio para evitar los riesgos de manipulación. Existe una dirección centralizada de estos procesos que asigna las

competencias en las distintas áreas de actividad del Grupo FCC a departamentos funcionalmente dependientes de ella.
b) Una permanente puesta al día de los procedimientos, normas y sistemas de información financiera. En este sentido, durante el ejercicio 2004 ha finalizado el proceso preparatorio para la adopción de las Normas Internacionales de Información Financiera, de acuerdo con el proyecto aprobado por el Comité de Dirección y con el conocimiento del Comité de Auditoría. La implementación de los correspondientes procedimientos y normativa, así como la formación del personal se ha llevado a cabo en toda la organización, de tal forma que los posibles riesgos que pudieran derivarse de la adaptación de la citadas NIF en el ejercicio 2005 sean mínimos.
c) Un sistema de revisión de la información económico financiera y del cumplimiento de los sistemas de control interno a través de auditoría interna y externa.

4.4 Gestión riesgos Patrimoniales e Industriales
Para proteger el balance del Grupo FCC, se sigue una política activa de Gerencia de Riesgos, frente a los que afectan directamente al patrimonio de la Empresa ya sea por su destrucción, como por la generación de obligaciones patrimoniales con terceros.

Se efectúa un proceso continuo de análisis de los riesgos a los que está sometida la Empresa, cuantificando las pérdidas por su acaecimiento, determinando las medidas o medios precisos para su eliminación y/o reducción, transfiriendo al sector asegurador los riesgos que permanezcan, mediante la contratación de las correspondientes pólizas de seguros, optimizándolas en términos económicos, y eligiendo los mecanismos de financiación más adecuados de riesgos retenidos, con el objetivo final de mantener o garantizar el patrimonio y los resultados de la empresa así como los fines de la misma, como forma de generar valor para el accionista.

D.3. En el supuesto, que se hubiesen materializado algunos de los riesgos que afectan a la sociedad y/o su grupo, indique las circunstancias que los han motivado y si han funcionado los sistemas de control establecidos.

Durante el ejercicio 2004 no se ha materializado ningún riesgo que haya afectado, de manera significativa, ni al patrimonio de la sociedad, ni al desarrollo normal de sus actividades.

D.4. Indique si existe alguna comisión u otro órgano de gobierno encargado de establecer y supervisar estos dispositivos de control y detalle cuales son sus funciones.

Existe una Comisión delegada del máximo órgano de gobierno de la sociedad, la Comisión de Auditoría y Control, encargada de supervisar los dispositivos de control de la sociedad (Ver B.1.28)

La gestión del riesgo se encuadra dentro del proceso de gestión del Grupo y, como tal, involucra a todos los miembros de la organización, acompañándose de unas políticas preventivas, de supervisión y control. Por consiguiente, existen responsables del diseño de los procesos a los distintos niveles de la organización y comisiones y órganos de control encargados de la supervisión del adecuado funcionamiento de los controles establecidos.

D.5. Identificación y descripción de los procesos de cumplimiento de las distintas regulaciones que afectan a su sociedad y/o a su grupo.

En el Grupo FCC existen departamentos especializados en las distintas regulaciones que afectan a la sociedad y su Grupo (mercantil, laboral, fiscal, medioambiental,...).

Estos departamentos están encargados de:
a) Mantener un conocimiento permanentemente actualizado de las distintas regulaciones.
b) Velar por el cumplimiento de la normativa.
c) Dictar las normas necesarias para unificar criterios en el Grupo.
d) Asesorar a las distintas unidades operativas.

E JUNTA GENERAL

E.1. Enumere los quórum de constitución de la junta general establecidos en los estatutos. Describa en qué se diferencian del régimen de mínimos previsto en la Ley de Sociedades Anónimas (LSA).

Las Juntas Generales, tanto Ordinarias como Extraordinarias, quedarán válidamente constituidas:

-Con carácter general, en primera convocatoria, cuando los accionistas presentes o representados posean, al menos, el cincuenta por ciento del capital suscrito con derecho de voto. En segunda convocatoria, será válida la constitución de la Junta cuando los accionistas presentes o representados posean, al menos, el cuarenta y cinco por ciento del capital suscrito con derecho de voto.
-Con carácter especial, para que la Junta pueda acordar válidamente la emisión de obligaciones, el aumento o la reducción del capital, la transformación, la fusión o escisión de la sociedad, y, en general, cualquier modificación de los Estatutos Sociales, será necesaria, en primera convocatoria, la concurrencia de accionistas presentes o representados que posean, al menos, el cincuenta por ciento del capital suscrito con derecho a voto. En segunda convocatoria será suficiente la concurrencia del cuarenta y cinco por ciento de dicho capital.

Cuando, en segunda convocatoria, concurran accionistas que representen menos del cincuenta por ciento del capital suscrito con derecho a voto, los acuerdos a que se refiere el párrafo anterior sólo podrán adoptarse válidamente con el voto favorable de los dos tercios del capital presente o representado en la Junta.

La diferencia de los Estatutos respecto al régimen general previsto en la LSA radica en que:

*respecto a materias ordinarias:
-en primera convocatoria, se ha elevado el quórum del 25% de la LSA a un 50% en los Estatutos
-en segunda convocatoria, se ha establecido un quórum del 45%, mientras que en la LSA es válida esta segunda convocatoria cualquiera que sea el capital concurrente en la misma

*respecto a materias especiales:
-en primera convocatoria no hay diferencia respecto al régimen de mínimos de la LSA

-en segunda convocatoria, la LSA establece como mínimos el 25% de asistencia, mientras que se ha elevado a un 45% en los Estatutos; en los casos en que la asistencia sea inferior a la mitad del capital con derecho a voto, no hay diferencia respecto al régimen de mínimos de la LSA.

E.2. Explique el régimen de adopción de acuerdos sociales. Describa en qué se diferencia del régimen previsto en la LSA.

No existen diferencias respecto al régimen general de la LSA.

E.3. Relacione los derechos de los accionistas en relación con las juntas generales, que sean distintos a los establecidos en la LSA.

Los Estatutos Sociales regulan el ejercicio de los siguientes derechos de los accionistas:

-Derecho de asistencia: Tienen derecho de asistir a la Junta General todos los accionistas que sean titulares de, al menos, cuatro mil acciones inscritas a su nombre en el registro de anotaciones en cuenta correspondiente con cinco días de antelación, a aquél en que haya de celebrarse la Junta.

-Derecho de agrupación: Los tenedores de menos de cuatro mil acciones tendrán derecho a agruparse hasta reunir esa cifra como mínimo, a los efectos de su asistencia y votación en las Juntas, pudiendo recaer la representación de estas agrupaciones en uno cualquiera de los accionistas agrupados.

E.4. Indique, en su caso, las medidas adoptadas para fomentar la participación de los accionistas en las juntas generales.

El 23 de junio de 2004 fue aprobado por la Junta General Ordinaria el Reglamento de la Junta General de Accionistas.

En este Reglamento se contemplan una serie de medidas que contribuirán a fomentar la participación del accionariado en la Junta General. Estas medidas se concretan en el ejercicio del derecho de información por los accionistas regulado en los artículos siguientes:

-Artículo 6. Información disponible desde la fecha de la convocatoria
La sociedad pondrá a disposición de sus accionistas desde la fecha de la convocatoria, en su domicilio social, en la Comisión Nacional del Mercado de Valores, en las Bolsas de Valores en las que esté admitida a cotización, y a través de su página web:
a) El texto íntegro de la convocatoria.
b) El texto de todas las propuestas de acuerdos formuladas por el Consejo de Administración en relación con los puntos comprendidos en el orden del día.
c) Los documentos o informaciones que, de acuerdo con la Ley, deban ponerse a disposición de los accionistas sobre los asuntos comprendidos en el orden del día desde la fecha de la convocatoria.
d) Información sobre los cauces de comunicación entre la sociedad y los accionistas a los efectos de poder recabar información o formular sugerencias, de conformidad con la normativa aplicable.

-Artículo 7. Derecho de información previo a la celebración de la Junta General
1. Hasta el séptimo día anterior, inclusive, a aquel en que esté prevista la celebración de la Junta General de que se trate, en primera convocatoria, los

accionistas podrán formular las preguntas o peticiones de informaciones o aclaraciones que se refieran a puntos comprendidos en el orden del día, o a la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores, desde la celebración de la Junta inmediatamente anterior.

2. Las solicitudes de información podrán realizarse utilizando la dirección de correo electrónico que, a tal fin, se pondrá a disposición de los accionistas en la página web de la sociedad para cada Junta general, o, en su caso, mediante petición escrita dirigida al Departamento de Bolsa y de Relaciones con los Accionistas en el domicilio social, personalmente o mediante su entrega por cualquier medio de correo postal o mensajería. Lo dispuesto en este artículo se entiende sin perjuicio del derecho de los accionistas de obtener los documentos de forma impresa y de solicitar su envío gratuito cuando así lo establezca la Ley.

3. Las peticiones de información reguladas en este artículo se contestarán, una vez comprobada la identidad y condición de accionista de los solicitantes, hasta el día de la Junta General de Accionistas de que se trate, antes de su celebración, a través del mismo medio escrito en que se formularon.

4. El Presidente podrá denegar la información solicitada cuando, a su juicio, la publicación de los datos solicitados perjudique los intereses sociales, salvo en el caso de que la solicitud esté apoyada por accionistas que representen, al menos, la cuarta parte del capital social.

5. El Consejo de Administración podrá facultar a cualquiera de sus miembros, así como, a su Secretario y Vicesecretario, a fin de que a través del "Departamento de Bolsa y de Relaciones con los Accionistas" de la sociedad, se responda a las solicitudes de información formuladas por los accionistas.

-Artículo 14. Información
1. Los Administradores estarán obligados a proporcionar la información solicitada por los accionistas, salvo que concurra alguna de las circunstancias previstas en el artículo 7.4 del presente Reglamento o que la información solicitada no se encuentre disponible en el propio acto de la Junta. En este caso, la información se facilitará por escrito dentro de los siete días siguientes al de terminación de la Junta, a cuyo efecto el accionista indicará el domicilio o la dirección donde hacerle llegar la información.

2. La información o aclaración solicitada será facilitada por el Presidente o, en su caso y por indicación de éste, por el Consejero Delegado, por el Presidente del Comité de Auditoría, el Secretario, un Administrador o, si resultare conveniente, cualquier empleado o experto en la materia que estuviere presente, de acuerdo con el artículo 9.2 de este Reglamento.

-Artículo 15.3. Votación de las propuestas
La delegación o ejercicio del voto por medios telemáticos que contribuirán a fomentar la participación del accionariado en la Junta General regulado en el artículo 15 en el que se dispone que "Sin perjuicio de que, a iniciativa del Presidente, puedan emplearse otros sistemas alternativos, la votación de las propuestas de acuerdos a que se refiere el apartado precedente se realizará conforme al siguiente procedimiento:

a) La votación de las propuestas de acuerdos relativas a asuntos comprendidos en el orden del día se efectuará mediante un sistema de deducción negativa. A estos efectos, para cada propuesta, se considerarán votos a favor los correspondientes a todas las acciones presentes y representadas, deducidos los votos

correspondientes a las acciones cuyo titular o representante manifieste que vota en contra o que se abstiene, a los que se adicionarán los correspondientes a las delegaciones recibidas por el Consejo de Administración haciendo constar el voto en contra, o la abstención, para la propuesta en cuestión. Los votos negativos y las abstenciones se computarán separadamente.

b) La votación de las propuestas de acuerdos relativas a asuntos no comprendidos en el orden del día, cuando tales propuestas sean legalmente posibles, se efectuará mediante un sistema de deducción positiva. A estos efectos, se considerarán votos contrarios los correspondientes a todas las acciones presentes y representadas, deducidos los votos correspondientes a las acciones cuyos titulares o representantes manifiesten que votan a favor o se abstienen.

c) Cuando sea técnicamente posible, siempre que se pueda garantizar el cumplimiento de todas las condiciones legales, el Consejo de Administración podrá establecer sistemas de cómputo electrónico de voto.

E.5. Indique si el cargo de presidente de la junta general coincide con el cargo de presidente del consejo de administración. Detalle, en su caso, qué medidas se adoptan para garantizar la independencia y buen funcionamiento de la junta general:

SÍ [X] NO [ ]

Detalle las medidas
El artículo 23 de los Estatutos Sociales establece el derecho de los accionistas a solicitar, por escrito, con anterioridad a la reunión de la Junta, o verbalmente durante la misma, los informes o aclaraciones que estimen precisos acerca de los asuntos comprendidos en el Orden del Día. Los Administradores estarán obligados a proporcionárselos, salvo en los casos en que, a juicio del Presidente, la publicidad de los datos solicitados perjudique los intereses sociales. Esta excepción no procederá cuando la solicitud esté apoyada por accionistas que representen al menos, la cuarta parte del capital. Asimismo, el Artículo 7. "Derecho de información previo a la celebración de la Junta General" del Reglamento de la Junta General dispone que hasta el séptimo día anterior, inclusive, a aquel en que esté prevista la celebración de la Junta General de que se trate, en primera convocatoria, los accionistas podrán formular las preguntas o peticiones de informaciones o aclaraciones que se refieran a puntos comprendidos en el orden del día, o a la información accesible al público que se hubiera facilitado por la Sociedad a la Comisión Nacional del Mercado de Valores, desde la celebración de la Junta inmediatamente anterior. Las solicitudes de información podrán realizarse utilizando la dirección de correo electrónico que, a tal fin, se pondrá a disposición de los accionistas en la página web de la sociedad para cada Junta general, o, en su caso, mediante petición escrita dirigida al Departamento de Bolsa y de Relaciones con los Accionistas en el domicilio social, personalmente o mediante su entrega por cualquier medio de correo postal o mensajería. Lo dispuesto en este artículo se entiende sin perjuicio del derecho de los accionistas de obtener los documentos de forma impresa y de solicitar su envío gratuito cuando así lo establezca la Ley. Las peticiones de información reguladas en este artículo se contestarán, una vez comprobada la identidad y condición de accionista de los solicitantes, hasta el día de la Junta General de Accionistas de que se trate, antes de su celebración, a través del mismo medio escrito en que se formularon. El Presidente podrá denegar la información solicitada cuando, a su juicio, la publicación de los datos solicitados perjudique los intereses sociales, salvo en el caso de que la solicitud esté apoyada por accionistas que representen, al menos, la cuarta parte del capital social. El Consejo de Administración podrá facultar a cualquiera de sus miembros, así como, a su Secretario y Vicesecretario, a fin de que a través del "Departamento de Bolsa y de Relaciones con los Accionistas" de la sociedad, se responda a las solicitudes de información formuladas por los accionistas.

E.6. Indique, en su caso, las modificaciones introducidas durante el ejercicio en el reglamento de la junta general.

En la Junta General Ordinaria de fecha 23 de junio de 2004, fue aprobado el citado Reglamento, no habiendose realizado ninguna modificación posterior.

E.7. Indique los datos de asistencia en las juntas generales celebradas en el ejercicio al que se refiere el presente informe:

Datos de asistencia

Fecha Junta General	% de presencia física	% en representación	% voto a distancia	Total %
23-06-2004	72,860	27,140	0,000	100

E.8. Indique brevemente los acuerdos adoptados en las juntas generales celebrados en el ejercicio al que se refiere el presente informe y porcentaje de votos con los que se ha adoptado cada acuerdo.

En el año 2004 se celebró una Junta General el 23 de junio de 2004 en la que se adoptaron los siguientes acuerdos:

1. Examen y aprobación de las cuentas anuales (balances, cuentas de pérdidas y ganancias y memorias) e informes de gestión, correspondientes al ejercicio económico de 2003, de la sociedad Fomento de Construcciones y Contratas, S.A. y de su Grupo consolidado, así como de la gestión del Consejo de Administración.
Aprobar el Balance, Cuenta de Pérdidas y Ganancias, Memoria e Informe de Gestión, correspondientes al ejercicio de 2003 de FOMENTO DE CONSTRUCCIONES Y CONTRATAS S.A., así como los de su Grupo Consolidado. Estos documentos han sido verificados por el Auditor de Cuentas de la Sociedad.
Aprobar la gestión del Consejo de Administración de la sociedad durante el ejercicio económico de 2003.

Votos emitidos 95.101.995
Votos en contra 0
Abstenciones 20.462.464
Votos a favor 74.639.531

2. Examen y aprobación de la propuesta de aplicación del resultado del ejercicio de 2003.
Aprobar la siguiente propuesta de aplicación del resultado del ejercicio 2003 de FOMENTO DE CONSTRUCCIONES Y CONTRATAS S.A., que asciende a:
-beneficio: 149.825.804,57 euros
- a reservas voluntarias:10.973.721,78 euros
-a dividendo: 138.852.082,79 euros
repartido a cuenta: 47.889.003,25 euros
complementario: 90.963.079,54 euros

Votos emitidos 95.101.995
Votos en contra 0
Abstenciones 19.662.310
Votos a favor 75.439.685

3. Modificación de los artículos 12º (Junta General), 19º (Representación), 23º (Derecho de información), 24º (Deliberaciones. Toma de acuerdos. Actas), 33º (Organización) y 34º (Facultades del Consejo) de los estatutos sociales.

Votos emitidos 95.101.995
Votos en contra 4.327
Abstenciones 730.962
Votos a favor 94.366.706

4. Examen y aprobación del "Reglamento de la Junta General de Fomento de Construcciones y Contratas, S.A.".

Votos emitidos 95.101.995
Votos en contra 240
Abstenciones 167.392
Votos a favor 94.934.363

5. Ratificación, nombramiento y reelección de consejeros.
Habiéndose notificado por ACCIONA, S.A. el día 17 de junio de 2004 la realización de tres agrupaciones, cada una de ellas por la cifra de 6.528.375 acciones de FCC, propiedad de dicha compañía, equivalentes, cada una de ellas, al 5% del capital social, a efectos del ejercicio del derecho de designación de tres Consejeros (uno por cada una de las antes indicadas agrupaciones) al amparo del artículo 137 de la Ley de Sociedades Anónimas, y habiéndose ratificado en el acto de la Junta General la voluntad de proceder a dicha designación, ACCIONA, S.A. nombró, para cubrir tales puestos, a los siguientes señores:

- D. Claudio Aguirre Pemán
- D. Jaime Castellanos Borrego.
- D. Alejandro Fernández de Araoz y Gómez-Acebo.

Como consecuencia de tal designación de tres puestos de consejeros por parte de ACCIONA, S.A., quedó reducida a seis consejeros la inicial propuesta formulada por el Consejo de Administración de FCC, quedando nombrados Consejeros por la Junta:

- D. Olivier Orsini
- D. Henri Proglio
- D. Rafael Montes Sánchez
- D. Jean-François Dubos
- EAC Inversiones Corporativas, S.L.
- D. Jean-Marie Messier

Votos emitidos 95.101.995
Votos en contra 453.830
Abstenciones 19.750.052
Votos a favor 74.898.113

Efectuados los anteriores nombramientos, un accionistas minoritario hizo uso del derecho que confiere el apartado 2º del art.132 de la Ley de Sociedades Anónimas, y solicitó que se sometiera a votación la siguiente propuesta:

"Declarar incompatibles, para el ejercicio de sus cargos como Consejeros titulares de FCC a las personas designadas en tal condición por ACCIONA, S.A. y, en consecuencia:

Tener por no hechos, como contrarios al interés social, los nombramientos de consejeros que el accionista ACCIONA, S.A. ha realizado por el sistema proporcional, con invocación del art. 137 de la Ley de Sociedades Anónimas y en lo necesario cesar a los referidos consejeros, todo ello al amparo de los artículos 132, apartado segundo y concordantes de la Ley de Sociedades Anónimas, por ser ACCIONA, S.A. una sociedad competidora y tener las referidas personas intereses opuestos a los de la Sociedad".

Votos emitidos 94.559.893
Votos en contra 76.665
Abstenciones 19.585.125
Votos a favor 74.898.103

Para cubrir las tres vacantes producidas en el propio acto de la Junta, el Consejo propuso el nombramiento como Consejeros de los siguientes señores:

- D. Fernando Falcó y Fernández de Córdova.
- D. Daniel Caille.
- D. Felipe-Bernabé García Pérez.

Votos emitidos 95.101.995
Votos en contra 530.485
Abstenciones 19.673.397
Votos a favor 74.898.113

6. Autorización para la adquisición derivativa de acciones propias y autorización a las sociedades filiales para que puedan adquirir acciones de Fomento de Construcciones y Contratas, S.A.; todo ello dentro de los límites y con los requisitos que se exigen en el artículo 75 y siguientes de la Ley de Sociedades Anónimas.
Autorizar a FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A., así como a las Sociedades de su Grupo en las que concurra cualquiera de las circunstancias del artículo 42.1 del Código de Comercio, la adquisición derivativa de acciones propias, mediante su compra en cualquiera de las Bolsas de Valores en que se encuentren admitidas a cotización, al precio que resulte de su cotización bursátil el día de la adquisición, debiendo estar comprendido entre los valores máximo y mínimo que a continuación se detallan:
- Como valor máximo, el que resulte de incrementar en un 10 por ciento la cotización máxima de los 3 meses anteriores al momento en que tenga lugar la adquisición.
- Como valor mínimo, el que resulte de deducir un 10 por ciento a la cotización mínima, también de los 3 meses anteriores al momento en que tenga lugar la adquisición.

Votos emitidos 95.101.995
Votos en contra 19.661.780
Abstenciones 30.154
Votos a favor 75.410.061

7. Reelección de los auditores de cuentas de la sociedad y de su Grupo consolidado.
Reelegir como Auditor de Cuentas de la sociedad y de su Grupo Consolidado para el ejercicio de 2005, a la firma "DELOITTE & TOUCHE ESPAÑA, S.L.".

Votos emitidos 95.101.995
Votos en contra 0
Abstenciones 19.701.672

Votos a favor 75.400.323

8. Facultar ampliamente a los administradores para el desarrollo, elevación a público, inscripción, subsanación y ejecución de los acuerdos adoptados.

Votos emitidos 95.101.995
Votos en contra 0
Abstenciones 128.030
Votos a favor 94.973.965

9. Aprobación, si procede, del acta de la junta.
No se somete a aprobación por ser Acta Notarial.

E.9. Indique, en su caso, el número de acciones que son necesarias para asistir a la Junta General y si al respecto existe alguna restricción estatutaria.

Establece el artículo 18 de los Estatutos Sociales que tienen derecho de asistencia a las Juntas generales los accionistas titulares de cuatro mil o más acciones, incluidas las que no tienen derecho a voto, cuya titularidad aparezca inscrita en el correspondiente registro contable de anotaciones en cuenta con cinco días de antelación a aquél en que haya de celebrase la Junta y así lo acrediten mediante la exhibición, en el domicilio social o en las entidades que se indiquen en la convocatoria, del correspondiente certificado de legitimación.

E.10. Indique y justifique las políticas seguidas por la sociedad referente a las delegaciones de voto en la junta general.

Sin perjuicio de lo establecido en los Estatutos Sociales en donde se regulan las delegaciones, es política del Consejo de Administración, no exigir formalismos innecesarios en el procedimiento de delegación de voto que dificulten el uso de este derecho de los accionistas que desean asistir a la Junta General; todo ello, sin merma de las garantías mínimas necesarias en orden a comprobar la efectiva delegación por el accionista que hace uso de este derecho.

E.11. Indique si la compañía tiene conocimiento de la política de los inversores institucionales de participar o no en las decisiones de la sociedad:

SÍ [ ] NO [X]

Describa la política

E.12. Indique la dirección y modo de acceso al contenido de gobierno corporativo en su página web.

En la página web de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. www.fcc.es existe un apartado específico en la página de inicio bajo la denominación de "información para accionistas e inversores", en la que se ha incluido la información exigible por la Ley 26/2003 de 18 de julio, la Orden ECO/3722/2003 de 26 de diciembre y la Circular 1/2004, de 17 de marzo, de la Comisión Nacional del Mercado de Valores.

Esta página es accesible a dos pasos de navegación ("cliks") desde la página principal. Sus contenidos están estructurados y jerarquizados, bajo títulos de rápido acceso. Todas sus páginas se pueden imprimir.

Incluye un enlace a los datos de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. comunicados a la página de la Web de la CNMV.

F GRADO DE SEGUIMIENTO DE LAS RECOMENDACIONES DE GOBIERNO CORPORATIVO

Indique el grado de cumplimiento de la sociedad respecto de las recomendaciones de gobierno corporativo existentes, o, en su caso, la no asunción de dichas recomendaciones.

En el supuesto de no cumplir con alguna de ellas, explique las recomendaciones, normas, prácticas o criterios, que aplica la sociedad.

En tanto el documento único al que se refiere la ORDEN ECO/3722/2003, de 26 de diciembre, no sea elaborado, deberán tomarse como referencia para completar este apartado las recomendaciones del Informe Olivencia y del Informe Aldama.

A continuación se relacionan los aspectos más relevantes en cuanto al cumplimiento de las recomendaciones de Gobierno Corporativo incluidas en el Código de Buen Gobierno ("Código Olivencia") y que han sido objeto de actualización y, en su caso, modificación por el "Informe Aldama":

1. FUNCIONES DEL CONSEJO DE ADMINISTRACIÓN
Recomendación 1.
"Que el Consejo de Administración asuma expresamente como núcleo de su misión la función general de supervisión, ejerza con carácter indelegable las responsabilidades que comporta y establezca un catálogo formal de las materias reservadas a su conocimiento".

El Consejo asume expresamente la función general de supervisión, dirección, control y representación de FCC, sin perjuicio de la indelegabilidad de la responsabilidad, tanto del Consejo como Órgano, como de los miembros que lo componen.

En todo caso, corresponderá al Consejo de Administración, mediante la adopción de acuerdos que habrán de aprobarse en cada caso según lo previsto en la Ley o los Estatutos, el tratamiento de las siguientes materias, que se establecen como catálogo formal de materias reservadas a su exclusivo conocimiento (Artículo 7 del Reglamento del Consejo) y que son las siguientes:

a. El nombramiento y cese del Presidente, Vicepresidentes, Consejeros Delegados, del Secretario y del Vicesecretario del Consejo de Administración, así como proponer a los respectivos Consejos de Administración, el nombramiento y revocación de los Presidentes y Directores Generales de las actuales empresas filiales especializadas del primer nivel (Fcc Construcción, S.A., Fcc Medio Ambiente, S.A., Cementos Portland Valderrivas, S.A., Realia Business, S.A. y Fcc Versia, S.A.) y el nombramiento y revocación de los miembros del Comité de Dirección.

El Consejo podrá modificar la lista de las empresas especializadas a que se refiere el párrafo anterior.

b. La delegación de facultades en cualquiera de los miembros del Consejo de Administración en los términos establecidos por la Ley y los Estatutos, y su revocación.

c. El nombramiento y cese de los Consejeros que han de formar las distintas Comisiones previstas por este Reglamento.

d. La supervisión de las Comisiones Delegadas del Consejo.

e. El nombramiento de Consejeros por cooptación en caso de vacantes hasta que se reúna la primera Junta General.

f. La aceptación de la dimisión de Consejeros.

g. La formulación de las cuentas anuales y su presentación a la Junta General.

h. La determinación de la estrategia del Grupo, con el apoyo del Comité de Estrategia y del Consejero Delegado.

i. La aprobación de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento y cualquier otra facilidad financiera cuyo importe unitario sea superior a dieciocho millones (18.000.000) de euros.

j. En general, las facultades de organización del Consejo y, en especial, la modificación del presente Reglamento.

k. Las facultades que la Junta General haya conferido al Consejo de Administración, que éste sólo podrá delegar si lo prevé de forma expresa el acuerdo de la Junta General.

Es auxiliado en sus funciones por Comisiones Especializadas a fin de diversificar el trabajo y asegurar que, en determinadas materias relevantes cuya inmediatez e importancia no exigen su remisión directa al pleno del Consejo, las propuestas y acuerdos del mismo, hayan pasado primero por un órgano especializado que pueda filtar e informar sus deciciones, a fin de reforzar garantías de objetividad y reflexión de sus acuerdos. Estas Comisiones Especializadas son: la Comisión Ejecutiva, el Comité de Auditoría y Control, la Comisión de Nombramientos y Retribiones y el Comité de Estrategia.

2. CONSEJEROS INDEPENDIENTES
Recomendación 2.
"Que se integre en el Consejo de Administración un número razonable de Consejeros independientes, cuyo perfil responda a personas de prestigio profesional desvinculadas del equipo ejecutivo y de los accionistas significativos".

El número de Consejeros independientes se eleva a dos (13,33%), que reúnen los requisitos generales de competencia, experiencia, solvencia y honorabilidad exigidos en el Código Olivencia e Informe Aldama y no incurren en las incompatibilidades previstas en tales código e informe. La diferente extracción profesional de estos consejeros independientes, permite que el Consejo se enriquezca con puntos de vista diferentes y con la aportación de experiencias plurales, procedentes de ámbitos ajenos al mundo de la empresa.

Respecto al IGC 2003, existe una disminución en el número de los consejeros independientes. Con ocasión de la venta por Veolia Environnement de su participación en la sociedad B-1998, S.L. tuvo lugar la dimisión de diez consejeros entre los que se encuentran dos consejeros independientes cuyos puestos aún no se han cubierto.

3. COMPOSICIÓN DEL CONSEJO
Recomendación 3.
"Que en la composición del Consejo de Administración, los Consejeros externos (dominicales e independientes) constituyan amplia mayoría sobre los ejecutivos y que la proporción entre dominicales e independientes se establezca teniendo en cuenta la relación existente entre el capital integrado por paquetes significativos y el resto".

Esta recomendación ha sido actualizada por el Informe Aldama en el sentido de que exista una mayoría amplia de Consejeros externos y dentro de estos una participación muy significativa de Consejeros independientes, teniendo en cuenta la estructura accionarial de la sociedad y el capital representado en el Consejo.

Se sigue totalmente, en la medida en que los consejeros externos dominicales significan el 86,67% de los miembros del Consejo de Administración y los Consejeros externos independientes suponen el 13,33% restante.

Teniendo en cuenta la relación existente ente el capital integrado por paquetes significativos y el resto, la proporción entre dominicales e independientes se sigue parcialmente.

4. NÚMERO DE CONSEJEROS

Recomendación 4.

"Que el Consejo de Administración ajuste su dimensión para lograr un funcionamiento más eficaz y participativo. En principio, el tamaño adecuado podría oscilar entre cinco y quince miembros".

El Informe Aldama renuncia a recomendar un número máximo y mínimo de miembros del Consejo, y se limita a señalar que deberá tener un número razonable de miembros para asegurar su operatividad y el trabajo de cada Consejero.

El Consejo de Administración entiende que el número de veinte (a 31 de diciembre de 2004 el número de miembros del Consejo es quince) se adecua a la complejidad del Grupo así como a la distribución de tareas entre el Consejo en pleno, la Comisión Ejecutiva, el Comité de Auditoría y Control, la Comisión de Nombramientos y Retribuciones y el Comité de Estrategia.

5. PRESIDENTE DEL CONSEJO DE ADMINISTRACIÓN

Recomendación 5.

"Que, en el caso de que el Consejo opte por la fórmula de acumulación en el Presidente del cargo de primer ejecutivo de la Sociedad, adopte las cautelas necesarias para reducir los riesgos de la concentración de poder en una sola persona".

El 26 de octubre de 2004 fue nombrado Consejero Delegado Rafel Montes Sánchez, por tanto, el cargo de Presidente y el de primer ejecutivo de la sociedad han quedado separados.

6. SECRETARIO DEL CONSEJO

Recomendación 6.

"Que se dote de mayor relevancia a la figura del Secretario del Consejo, reforzando su independencia y estabilidad y destacando su función de velar por la legalidad formal y material de las actuaciones del Consejo".

La persona que ostenta el cargo de Secretario del Consejo ejerce su función con independencia y vela por la legalidad formal y material de las actuaciones del Consejo.

Es Catedrático de Derecho Mercantil y socio de uno de los despachos de abogados más prestigiosos de España, lo que sin duda garantiza que los procedimientos y reglas de gobierno sean respetados y regularmente revisados.

7. COMPOSICIÓN COMISIÓN EJECUTIVA

Recomendación 7.

"Que la composición de la Comisión Ejecutiva, cuando ésta exista, refleje el mismo equilibrio que mantenga el Consejo entre las distintas clases de Consejeros, y que las relaciones entre ambos órganos se inspiren en el principio de transparencia, de forma

que el Consejo tenga conocimiento completo de los asuntos tratados y de las decisiones adoptadas por la Comisión".

La Comisión Ejecutiva está compuesta por cinco (5) Consejeros, reuniendo uno (1) el carácter de ejecutivo y cuatro (4) el de externos.

8. COMISIONES DELEGADAS DE CONTROL
Recomendación 8.
"Que el Consejo de Administración constituya en su seno Comisiones delegadas de control, compuestas exclusivamente por Consejeros externos, en materia de información y control contable (Auditoría); selección de Consejeros y Altos Directivos (Nombramientos); determinación y revisión de la política de retribuciones (Retribuciones); y evaluación del sistema de gobierno (Cumplimiento)".

El Consejo de Administración de Fomento de Construcciones y Contratas, S.A. ha constituido las siguientes Comisiones Delegadas:

-el Comité de Auditoría y Control integrado por cuatro Consejeros externos.
-la Comisión de Nombramientos y Retribuciones integrada en un 80% por Consejeros externos.
-el Comité de Estrategia a 31 de diciembre de 2004, no ha nombrado todavía a sus miembros.

9. INFORMACIÓN A LOS CONSEJEROS
Recomendación 9.
"Que se adopten las medidas necesarias para asegurar que los Consejeros dispongan con la antelación precisa de la información suficiente, específicamente elaborada y orientada para preparar las sesiones del Consejo, sin que pueda eximir de su aplicación, salvo en circunstancias excepcionales, la importancia o naturaleza reservada de la información".

El artículo 38 "Sesiones del Consejo de Administración" del Reglamento del Consejo establece que la convocatoria de las sesiones ordinarias se efectuará por carta, fax, o telegrama, y estará autorizada con la firma del Presidente o la del Secretario o Vicesecretario, por orden del Presidente. Sin perjuicio de lo que se establece en el artículo 30 de los Estatutos Sociales, se procurará que la convocatoria se realice con una antelación no inferior a diez días. Junto con la convocatoria de cada reunión se incluirá siempre el orden del día de la sesión y la documentación pertinente para que los miembros del consejo puedan formar su opinión y, en su caso, emitir su voto en relación con los asuntos sometidos a su consideración. En caso de urgencia, apreciada libremente por el Presidente, la antelación mínima de la convocatoria será de 48 horas, debiendo en este caso, el orden del día de la reunión limitarse a los puntos que hubieran motivado la urgencia.

El Presidente decidirá sobre el orden del día de la sesión. Los Consejeros podrán solicitar al Presidente la inclusión de asuntos en el orden del día, y el Presidente estará obligado a dicha inclusión cuando la solicitud se hubiese formulado, al menos, por tres Consejeros, o por cualquiera de las Comisiones del Consejo, con una antelación no inferior a trece días de la fecha prevista para la celebración de la sesión.

Cuando a solicitud de los Consejeros se incluyeran puntos en el Orden del Día, los Consejeros que hubieren requerido dicha inclusión deberán, bien remitir junto con la solicitud la documentación pertinente, bien identificar la misma, con el fin de que sea remitida a los demás miembros del Consejo de Administración .

10. FUNCIONAMIENTO DEL CONSEJO DE ADMINISTRACIÓN
Recomendación 10.

"Que, para asegurar el adecuado funcionamiento del Consejo, sus reuniones se celebren con la frecuencia necesaria para el cumplimiento de su misión; se fomente por el Presidente la intervención y libre toma de posición de todos los Consejeros; se cuide especialmente la redacción de las actas y se evalúe, al menos anualmente, la calidad y eficiencia de sus trabajos".

Establece el artículo 38 "Sesiones del Consejo de Administración" del Reglamento del Consejo que el Consejo de Administración se reunirá cuando lo requiera el interés de F.C.C. y por lo menos seis veces al año. El calendario de las sesiones ordinarias se fijará por el propio Consejo antes del comienzo de cada ejercicio. El calendario podrá ser modificado por acuerdo del propio Consejo o por decisión del Presidente, que pondrá la modificación en conocimiento de los Consejeros con una antelación no inferior a diez días a la fecha inicialmente prevista para la celebración de la sesión, o a la nueva fecha fijada en sustitución de aquélla, si ésta última fuese anterior.

La convocatoria de las sesiones ordinarias se efectuará por carta, fax, o telegrama, y estará autorizada con la firma del Presidente o la del Secretario o Vicesecretario, por orden del Presidente. Sin perjuicio de lo que se establece en el artículo 30 de los Estatutos Sociales, se procurará que la convocatoria se realice con una antelación no inferior a diez días. Junto con la convocatoria de cada reunión se incluirá siempre el orden del día de la sesión y la documentación pertinente para que los miembros del consejo puedan formar su opinión y, en su caso, emitir su voto en relación con los asuntos sometidos a su consideración.

En caso de urgencia, apreciada libremente por el Presidente, la antelación mínima de la convocatoria será de 48 horas, debiendo en este caso, el orden del día de la reunión limitarse a los puntos que hubieran motivado la urgencia.

El Consejo, en su sesión de enero de 2005, dedicará la primera de sus sesiones anuales a evaluar su propio funcionamiento durante el ejercicio anterior, valorando la calidad de sus trabajos, evaluando la eficacia de sus reglas y, en su caso, corrigiendo aquellos aspectos que se hayan revelado poco funcionales.

11. SELECCIÓN Y REELECCIÓN DE CONSEJEROS

Recomendación 11.

"Que la intervención del Consejo en la selección y reelección de sus miembros se atenga a un procedimiento formal y transparente, a partir de una propuesta razonada de la Comisión de Nombramientos".

En el ejercicio 2004, el Consejo, en su sesión de 22 de diciembre, ha nombrado los miembros de esta Comisión, por lo que la selección y reelección de los miembros del Consejo se ajustará desde esta fecha al procedimiento formal previsto en el Reglamento, la Ley de Sociedades Anónimas y en los Estatutos Sociales. En los sucesivos nombramientos que tengan lugar, informará acerca de los consejeros y altos directivos propuestos.

12. DIMISIÓN DE CONSEJEROS

Recomendación 12.

"Que las Sociedades incluyan en su normativa la obligación de los Consejeros de dimitir en supuestos que puedan afectar negativamente al funcionamiento del Consejo o al crédito y reputación de la Sociedad".

El Reglamento del Consejo prevé los supuestos de dimisión obligatoria en su artículo 20. "Cese de los Consejeros":

1. Los Consejeros cesarán en el cargo cuando haya transcurrido el período para el que fueron nombrados o cuando lo decida la Junta General en uso de las atribuciones que tiene conferidas legal y estatutariamente.

2. Los Consejeros deberán poner su cargo a disposición del Consejo de Administración y formalizar, si éste lo considera conveniente, la correspondiente dimisión en los siguientes casos:

a.Cuando cesen en los puestos, cargos o funciones a los que estuviere asociado su nombramiento como Consejeros ejecutivos.

b.Si se trata de Consejeros dominicales, cuando el accionista cuyos intereses representen, transmita la participación que tenía en F.C.C.

c.Cuando se vean incursos en alguno de los supuestos de incompatibilidad o prohibición legalmente previstos.

d.Cuando el propio Consejo así lo solicite por mayoría de, al menos, dos tercios de sus miembros:

-si por haber infringido sus obligaciones como Consejeros resultaren gravemente amonestados por el Consejo, previa propuesta o informe de la Comisión de Nombramientos y Retribuciones o

-cuando su permanencia en el Consejo pueda poner en riesgo los intereses de F.C.C.

13. EDAD DE LOS CONSEJEROS
Recomendación 13.
"Que se establezca una edad límite para el desempeño del cargo de Consejero, que podría ser de sesenta y cinco a setenta años para los Consejeros ejecutivos y el Presidente, y algo más flexible para el resto de los miembros".

El Informe Aldama ha revisado en este punto el criterio del Informe Olivencia y no establece un límite de edad limitándose a precisar que la Sociedad que adopte una política en este punto, deberá establecerla con claridad en su normativa interna.

No existe disposición estatutaria o reglamentaria en FCC.

14. FACILIDADES DE INFORMACIÓN PARA LOS CONSEJEROS
Recomendación 14.
"Que se reconozca formalmente el derecho de todo Consejero a recabar y obtener información y el asesoramiento necesarios para el cumplimiento de sus funciones de supervisión, y se establezcan los cauces adecuados para el ejercicio de este derecho, incluso acudiendo a expertos externos en circunstancias especiales".

El Reglamento del Consejo de administración establece en sus artículos 30 y 31 las facultades de información e inspección, así como el auxilio de expertos.

Artículo 30. Facultades de información e inspección
1.Para el cumplimiento de sus funciones, todo Consejero podrá informarse sobre cualquier aspecto de F.C.C. y sus sociedades filiales y participadas, sean nacionales o extranjeras. A tales efectos podrá examinar la documentación que estime necesaria, tomar contacto con los responsables de los departamentos afectados y visitar las correspondientes instalaciones.

2.Con el fin de no perturbar la gestión ordinaria del Grupo F.C.C., el ejercicio de las facultades de información se canalizará a través del Presidente, quien atenderá las

solicitudes del Consejero, facilitándole directamente la información u ofreciéndole los interlocutores apropiados en el nivel de la organización que proceda.

3.En el supuesto de que la solicitud de información hubiera sido denegada, retrasada o defectuosamente atendida, el Consejero solicitante podrá repetir su petición ante el Comité de Auditoría y Control, el cual, oídos el Presidente y el Consejero solicitante, decidirá lo que a los efectos anteriores resulte pertinente.

4.La información solicitada sólo podrá ser denegada cuando a juicio del Presidente y del Comité de Auditoría y Control sea innecesaria o resulte perjudicial para los intereses sociales. Tal denegación no procederá cuando la solicitud haya sido respaldada por la mayoría de los componentes del Consejo.

Artículo 31. Auxilio de expertos.
1.Con el fin de ser auxiliados en el ejercicio de sus funciones, los Consejeros externos pueden solicitar la contratación con cargo a F.C.C. de asesores legales, contables, financieros u otros expertos.

El encargo ha de versar necesariamente sobre problemas concretos de cierto relieve y complejidad que se presenten en el desempeño del cargo.

2.La solicitud de contratar asesores o expertos externos ha de ser formulada al Presidente de F.C.C. y será autorizada por el Consejo de Administración si, a juicio de éste:

a.es necesaria para el cabal desempeño de las funciones encomendadas a los Consejeros independientes,

b.su coste es razonable, a la vista de la importancia del problema y de los activos e ingresos de F.C.C. y

c.la asistencia técnica que se recaba no puede ser dispensada adecuadamente por expertos y técnicos de F.C.C.

3.En el supuesto de que la solicitud de auxilio de expertos fuere efectuada por cualquiera de las Comisiones del Consejo, no podrá ser denegada, salvo que éste por mayoría de sus componentes considere que no concurren las circunstancias previstas en el apartado 2 de este artículo.

15. REMUNERACIÓN DE LOS CONSEJEROS
Recomendación 15.
"Que la política de remuneración de los Consejeros, cuya propuesta, evaluación y revisión debe atribuirse a la Comisión de Retribuciones, se ajuste a los criterios de moderación, relación con los rendimientos de la Sociedad e información detallada e individualizada".

La remuneración se ajusta a criterios de moderación y guarda relación con los rendimientos de la sociedad, dándose información global en la Memoria anual, de acuerdo con lo previsto por el artículo 200 de la LSA y en el presente Informe en el apartdo B.1.8. La remuneración efectiva de los miembros del Consejo de Administración es inferior a la que permiten los límites establecidos en los Estatutos Sociales. Los criterios de retribución de los Consejeros se establecen en el artículo 32 del Reglamento:

Artículo 32. Retribución de los Consejeros.
1.El Consejo, previa propuesta de la Comisión de Nombramientos y Retribuciones, distribuirá entre sus miembros la retribución que acuerde la Junta General de accionistas, con arreglo a las previsiones estatutarias. Cada Consejero tendrá derecho a percibir la

retribución que se fije por el Consejo de Administración con arreglo a las previsiones estatutarias, previa propuesta de la Comisión de Nombramientos y Retribuciones.

2.La retribución de los Consejeros se recogerá en la Memoria anual. La remuneración que corresponda a los Consejeros ejecutivos por el desempeño de sus funciones directivas figurará como un componente de la información que incluya el Informe Anual de Gobierno Corporativo sobre la remuneración y coste de la Alta Dirección del Grupo F.C.C.

3.Las percepciones previstas en este artículo serán compatibles e independientes de los sueldos, retribuciones, indemnizaciones, pensiones, opciones sobre acciones o compensaciones de cualquier clase, establecidos con carácter general o singular para aquellos miembros del Consejo de Administración que cumplan funciones ejecutivas, cualquiera que sea la naturaleza de su relación contractual con la Sociedad, ya laboral – común o especial de alta dirección – mercantil o de prestación de servicios, relaciones que serán compatibles con la condición de miembro del Consejo de Administración.

4.La sociedad mantendrá un seguro de responsabilidad civil para sus consejeros.

16. DEBERES GENERALES DE LOS CONSEJEROS Y CONFLICTOS DE INTERÉS
Recomendación 16.
"Que la normativa interna de la Sociedad detalle las obligaciones que dimanan de los deberes generales de la diligencia y lealtad de los Consejeros, contemplando, en particular, la situación de conflictos de intereses, el deber de confidencialidad, la explotación de oportunidades de negocio y el uso de activos sociales".

El Reglamento Interno del Consejo aprobado en el primer semestre 2004, desarrolla los deberes del Consejero en su Capítulo V "Deberes del Consejero" (artículos 22 a 29) en el que se desarrollan:
-las obligaciones generales del Consejero
-el deber de confidencialidad
-la obligación de no competencia
-los conflictos de intereses
-el uso de información de FCC
-las oportunidades de negocios y el uso de activos sociales
-las operaciones indirectas
-los deberes de información del Consejero

17. TRANSACCIONES CON ACCIONISTAS SIGNIFICATIVOS
Recomendación 17.
"Que el Consejo de Administración promueva la adopción de las medidas oportunas para extender los deberes de lealtad a los accionistas significativos, estableciendo, en especial, cautelas para las transacciones que se realicen entre éstos y la Sociedad".

En el presente Informe se recoge detallada información sobre las transacciones relevantes realizadas con accionistas significativos en el ejercicio 2004.

El Reglamento Interno del Consejo desarrolla medidas para extender los deberes de lealtad a los accionistas significativos y a las personas con ellos vinculadas, concretamente, en su artículo 25 en el que se establece que el Consejero deberá abstenerse de asistir e intervenir en las deliberaciones que afecten a asuntos en los que pueda hallarse interesado personalmente, y de votar en las correspondientes decisiones. Se considerará que también existe interés personal del Consejero cuando el asunto afecte:

a.al cónyuge del Consejero o a una persona con la que dicho Consejero tenga relación de parentesco, por consanguinidad o afinidad, de hasta el 4º grado, inclusive, o

b.a una sociedad en la que tenga una participación significativa. Se considera que una participación es significativa cuando el Consejero, por sí solo o en unión de personas con la que les una la relación de parentesco como la definida en el anterior apartado a), sea titular de más del 15% de los derechos políticos o económicos o, sin alcanzar este porcentaje, pueda designar un miembro, al menos, de su órgano de administración.

El Consejero deberá informar al Consejo, con la debida antelación, de cualquier situación susceptible de suponer un conflicto de intereses con el interés del Grupo de sociedades de FCC o de sus sociedades vinculadas.

Se exigirá la previa autorización expresa del Consejo de FCC, previo informe de la Comisión de Nombramientos y Retribuciones, para los siguientes supuestos:

1. Prestación a las empresas del Grupo FCC por parte de un Consejero, de servicios profesionales retribuidos distintos de los derivados de la relación laboral que pudiera haber con los Consejeros ejecutivos.
2. Venta, o transmisión bajo cualquier otra forma, mediante contraprestación económica de cualquier tipo, por parte de un Consejero a las empresas del Grupo FCC, de suministros, materiales, bienes o derechos, en general.
3. Transmisión por las empresas del grupo FCC a favor de un Consejero de suministros, materiales, bienes o derechos, en general, ajenas al tráfico ordinario de la empresa transmitente.
4. Prestación de obras, servicios o venta de materiales por parte de las empresas del grupo FCC a favor de un Consejero que, formando parte del tráfico ordinario de aquéllas, se hagan en condiciones económicas inferiores a las de mercado.

Tratándose de transacciones ordinarias con la Sociedad, bastará que el Consejo de Administración apruebe, de forma genérica, la línea de operaciones.

En todo caso, las transacciones relevantes de cualquier clase, realizadas por cualquier consejero con la sociedad FCC, sus filiales o participadas, deberán constar en el Informe Anual de Gobierno Corporativo. Esta obligación abarca, asimismo, las transacciones relevantes realizadas entre la Sociedad y sus accionistas- directos e indirectos- significativos.

18. COMUNICACIÓN CON LOS ACCIONISTAS

Recomendación 18.

"Que se arbitren medidas encaminadas a hacer más transparente el mecanismo de delegación de votos y a potenciar la comunicación de la Sociedad con sus accionistas, en particular con los inversores institucionales".

La publicidad formal de las convocatorias de Juntas Generales (anuncio en un diario, Boletines de las Bolsas y en el BORME) se excede ampliamente (entre 8 y diez diarios de difusión nacional). Por otra parte, el Departamento de Bolsa y Relaciones con los Inversores facilita cuanta información le soliciten los accionistas en relacion con el Orden del día y los acuerdos que se someten a la aprobación de la Junta. Todo ello posibilita que el accionista que no pueda acudir a la Junta General pueda delegar el sentido de su voto para cada acuerdo, con pleno conocimiento de causa.

El 23 de junio de 2004 fue aprobado el Reglamento de Junta General con un triple propósito, en primer lugar, para reforzar la transparencia que debe presidir el funcionamiento de los órganos sociales, al hacer públicos los procedimientos de preparación y celebración de las Juntas Generales; en segundo lugar, para concretar las formas de ejercicio de los derechos políticos de los accionistas con ocasión de la convocatoria y celebración de las Juntas Generales; y, en tercer lugar, para unificar en un solo texto todas las reglas relativas a la Junta General de Accionistas, favoreciendo así el

conocimiento que cualquier accionista pueda tener acerca del funcionamiento del máximo órgano de la Sociedad.

En este Reglamento se contemplan una serie de medidas relativas al ejercicio del derecho de información por los accionistas así como, a la delegación o ejercicio del voto por medios telemáticos que contribuirán a fomentar la participación del accionariado en la Junta General.

Por otra parte, existe en la página web de FOMENTO DE CONSTRUCCIONES Y CONTRATAS, S.A. "www.fcc.es" un apartado específico en la página de inicio bajo la denominación de "información para accionistas e inversores", en la que se incluye información exigible por la Ley 26/2003 de 18 de julio, la Orden ECO/3722/2003 de 26 de diciembre y la Circular 1/2004, de 17 de marzo, de la Comisión Nacional del Mercado de Valores, en la que se incluye información económico-financiera e información relativa a cada Junta General de accionistas sobre convocatoria y orden del día, propuestas de acuerdos, delegaciones de voto y voto a distancia.

19. TRANSPARENCIA CON LOS MERCADOS

Recomendación 19.

"Que el Consejo de Administración, más allá de las exigencias impuestas por la normativa vigente, se responsabilice de suministrar a los mercados información rápida, precisa y fiable, en especial cuando se refiera a la estructura del accionariado, a modificaciones sustanciales de las reglas de gobierno, a operaciones vinculadas de especial relieve o a la autocartera".

La información financiera a los mercados se suministra en los plazos y en la forma pertinentes. También se informa mediante la comunicación del correspondiente Hecho Relevante, en tiempo y forma, de cualquier cambio sustancial en las reglas de gobierno, cambios en la estructura del accionariado, operaciones vinculadas de especial relieve y autocartera.

20. INFORMACIÓN FINANCIERA

Recomendación 20.

"Que toda la información financiera periódica que, además de la anual, se ofrezca a los mercados se elabore conforme a los mismos principios y prácticas profesionales de las cuentas anuales, y antes de ser difundida, sea verificada por la Comisión de Auditoría".

Toda información financiera periódica que se ofrece a los mercados se elabora conforme a los mismos principios y prácticas profesionales de las Cuentas Anuales.

Desde junio de 2003, momento en que constituyó el Comité de Auditoría y Control, dicha información es analizada por este Comité antes de su difusión.

21. AUDITORES EXTERNOS

Recomendación 21.

"Que el Consejo de Administración y la Comisión de Auditoría vigilen las situaciones que puedan suponer riesgo para la independencia de los auditores externos de la Sociedad y, en concreto, que verifiquen el porcentaje que representan los honorarios satisfechos por todos los conceptos sobre el total de ingresos de la firma auditora, y que se informe públicamente de los correspondientes a servicios profesionales de naturaleza distinta a los de auditoría".

Desde junio de 2003, las relaciones del Consejo con los auditores externos de FCC se encauzan a través del Comité de Auditoría y Control, contemplado en los Estatutos Sociales.

Hasta junio de 2003, esta función era realizada por otro Comité (no delegado del Consejo) que con la denominación de Comité de Auditoría y apoyado por la Dirección General de Finanzas, realizaba este tipo de funciones.

El porcentaje que los honorarios satisfechos por el Grupo representa respecto del volumen de ingresos de la firma auditora en España, es del 0,7%.

22. SALVEDADES EN AUDITORIA
Recomendación 22.
"Que el Consejo de Administración procure evitar que las cuentas por él formuladas se presenten a la Junta General con reservas y salvedades en el informe de auditoría, y que, cuando ello no sea posible, tanto el Consejo como los auditores expliquen con claridad a los accionistas y a los mercados el contenido y el alcance de las discrepancias".

Se cumple.

Recomendación 23.
"Que el Consejo de Administración incluya en su informe público anual, información sobre sus reglas de gobierno, razonando las que no se ajusten a las recomendaciones de este código".

El presente Informe de Gobierno Corporativo de 2004 es el segundo que formula el Consejo de Administración.

G OTRAS INFORMACIONES DE INTERÉS

Si considera que existe algún principio o aspecto relevante relativo a las prácticas de gobierno corporativo aplicado por su sociedad, que no ha sido abordado por el presente Informe, a continuación, mencione y explique su contenido.

Dentro de este apartado podrá incluirse cualquier otra información, aclaración o matiz, relacionados con los anteriores apartados del informe, en la medida en que sean relevantes y no reiterativos.

En concreto, indique si la sociedad está sometida a legislación diferente a la española en materia de gobierno corporativo y, en su caso, incluya aquella información que esté obligada a suministrar y sea distinta de la exigida en el presente informe.

Los Consejeros que formulan el presente informe quieren hacer constar que, con la aprobación de los Reglamentos de la Junta General de Accionistas y del Consejo de Administración, en el ejercicio 2004, la sociedad ha alcanzado un alto grado de cumplimiento de las recomendaciones del Código Olivencia e Informe Aldama.

ANEXO EXPLICATIVO:
APARTADOS A.2. Y A.3.
La sociedad B1998, S.L. que posee 59.871.785 acciones directas de FCC y 8.653.815 acciones indirectas de FCC, a través de su filial AZATE, S.A. sociedad unipersonal, se encuentra participada en un 81,97%, directamente por Dª Esther Koplowitz (EK)(54,6107%) y e indirectamente por Dominum Desga, S.A. (0,0001%) y Dominum Dirección y Gestión, S.A. (27,3592%), y en un 18,03%, por un grupo Inversor formado directamente por Ibersuizas Holdings, S.L. (7,83%), Cartera Deva, S.A. (4,47%) y Simante, S.L. (5,73%), en adelante en este informe los llamaremos los Inversores.

Además, EK posee 123.313 acciones directas de FCC, y otras 39.172 acciones indirectas de FCC, a través de las sociedades Dominum Desga, S.A. (4.132) y Ejecución y Organización de Recursos, S.L. (35.040). Los derechos políticos correspondientes a estas acciones, propiedad de EK, directa o indirectamente (a través de sociedades cuyo capital pertenece a EK), son ejercitados por B-1998, S.L.

APARTADO A.6.

Con fecha 30 de julio de 2004 fue publicado como Hecho Relevante en la página web de la CNMV la adquisición de una parte de las participaciones de EK en la sociedad B-1998, S.L. por las sociedades Inversiones Ibersuizas, S.A., Inversiones San Felipe, S.L., Cartera Deva, S.A, y la familia francesa Peugeot a través de la sociedad Simante, S.L.

En los citados Hechos Relevantes se destacan los principales acuerdos relativos al control de las sociedades (FCC y B-1998, S.L.) alcanzados por EK y los Inversores, durante un plazo de doce años desde la realización de la operación de adquisición:

- EK seguirá manteniendo el control sobre B 1998, S.L., y por tanto sobre Azate, S.A. y FCC.
- El Consejo de Administración de B-1998 S.L. estará compuesto por doce consejeros, teniendo derecho los Inversores, en su conjunto, a un máximo de 4 consejeros, no pudiendo éstos, en ningún caso, designar a más de un tercio de los miembros del Consejo de Administración de B 1998, S.L.
- EK tendrá, en todo caso, el derecho a designar la mayoría de los miembros del Consejo de Administración de FCC y de sus sociedades filiales. Los Inversores podrán designar, en su conjunto, un máximo de 4 miembros y, en ningún caso, a más de un tercio de los miembros del Consejo de Administración de FCC.
- EK tendrá derecho a designar al Presidente del Consejo de Administración de FCC y al Consejero Delegado de FCC y al menos a dos tercios de los miembros de su Comisión Ejecutiva.
- El Pay-Out de FCC será de un mínimo del 50%.

Existen una serie de acuerdos entre EK y los Inversores tendentes a la protección de la inversión de estos últimos en B 1998, S.L., en su condición de socios minoritarios que pasamos a describir a continuación:

- CON RELACIÓN A B 1998, S.L:

Con relación a B-1998, S.L. y sin perjuicio de que como regla general, los acuerdos (ya sean de la Junta de Socios o del Consejo de Administración) se someten al principio de aprobación por la mayoría simple del capital social, como excepción, se establecen una serie de supuestos especiales cuya aprobación deberá consensuarse:

-las modificaciones estatutarias que impliquen el traslado del domicilio social al extranjero, el cambio del objeto social o el aumento o reducción del capital social, salvo que tales operaciones vengan impuestas por imperativo legal o, en el caso de las reducciones de capital, que las mismas se lleven a cabo mediante adquisición de participaciones sociales de B-1998 S.L, propiedad, directa o indirecta, de EK o de Dominum Dirección y Gestión, SA, por la propia B-1998 S.L. para su posterior amortización, o que se lleven a cabo mediante amortización de las participaciones sociales de B-1998, S.L. propiedad, directa o indirecta, de EK o de Dominum Dirección y Gestión, SA, con cargo a reservas a las que, por precepto estatutario o extraestatutario, únicamente tenga derecho EK;

- la transformación, la fusión o la escisión, en cualquiera de sus formas o la cesión global de activos y pasivos;

- la disolución o liquidación de B-1998 S.L.;

- la supresión del derecho de preferencia en los aumentos de capital y la exclusión de socios;

- la modificación del régimen de administración de B-1998 S.L.;

- el establecimiento o modificación de la política de dividendos acordada entre los Inversores, respecto de los derechos estatutarios o extraestatutarios que correspondan a las participaciones sociales propiedad de los Inversores;

- actos de disposición o gravamen, por cualquier título, de cualesquiera activos relevantes de B 1998, S.L. y, en concreto, de acciones de FCC o de acciones o participaciones sociales de cualesquiera otras sociedades en las que B-1998 S.L. participe o pueda participar en el futuro;

- el aumento de los gastos de estructura que, en un cómputo anual, excedan de los reflejados en el balance de la sociedad cerrado a 31 de diciembre de 2003, incrementado en el IPC general anual, más dos puntos porcentuales; se excluyen a los efectos del cómputo anterior, las retribuciones percibidas por B-1998 S.L., como consecuencia de la pertenencia de dicha sociedad al Consejo de Administración de FCC (en adelante, "Retribución Consejo FCC"), así como las retribuciones de los miembros del Consejo da Administración de B-1998 S.L, en la medida en que no superen la retribución del Consejo de FCC ;

- el otorgamiento o mantenimiento de poderes que pudieran permitir la disposición, por cualquier título, de acciones de FCC;

- el endeudamiento de B-1998 S.L y la obtención o prestación de avales que, en su conjunto, excedan de la cifra de 500.000 euros;

- la creación o adquisición de filiales directas (excluyéndose, en todo caso, las filiales de FCC) o la toma de participaciones en entidades distintas de aquellas en las que, a esta fecha, ya participa B-1998 S.L

- CON RELACIÓN A FCC:

Con relación a FCC y sin perjuicio de que como regla general, los acuerdos (ya de Junta de Accionistas o del Consejo da Administración) se someten al principio de aprobación por la mayoría simple del capital social y, como excepción, se establecen una serie de supuestos especiales cuya aprobación deberá consensuarse:

- las modificaciones estatutarias que impliquen el traslado del domicilio social al extranjero, el aumento o reducción del capital social, salvo que tales operaciones vengan impuestas por imperativo legal;

- el cambio del objeto social, en la medida en que el mismo conlleve la incorporación de actividades no relacionadas o conexas con las ramas de construcción, servicios, cemento e inmobiliaria;

- la transformación, la fusión o la escisión, en cualquiera de sus formas;

- la fusión de FCC Construcción, S.A., Cementos Portland Valderrivas, S.A. y FCC Servicios, S.A. como consecuencia de la cual B 1998, S.L. deje de ostentar, indirectamente, más del 50% de los derechos de voto de la entidad resultante de la fusión;

- la supresión del derecho de suscripción preferente en los aumentos de capital;

- la modificación del régimen de administración;

- actos de disposición, gravamen o adquisición, por cualquier título, de activos de FCC fuera del objeto social de dicha entidad, siempre que sean relevantes, y, en todo caso, los referidos actos, incluidos dentro del objeto social de FCC, cuando impliquen un valor, total o conjunto, igual o superior a 700.000.000 de euros (incrementada anualmente en el

IPC), o una modificación significativa de la estructura actual del Grupo FCC o representen más del 10% de los activos consolidados del Grupo FCC;

- cualesquiera operaciones que puedan conllevar o representar una variación de los recursos propios de FCC superior al 20% o del 10% de los activos consolidados del Grupo FCC;

- el otorgamiento de poderes que pudieran permitir, por cualquier título, las disposiciones, gravámenes o adquisiciones anteriormente referidas; lo anterior no limita, en modo alguno, el derecho de EK a designar y revocar al Consejero Delegado de FCC;

- el endeudamiento de FCC así como la obtención o prestación de avales por ésta (excluyéndose, en todo caso, a efectos del referido cómputo, los avales dentro del curso ordinario de los negocios y el endeudamiento sin recurso -project finance-) que, en su conjunto, excedan 2,5 veces el importe de la resultado bruto de explotación recogido en el último balance consolidado de FCC.

En el supuesto de que no fuese posible alcanzar el consenso necesario entre EK y los Inversores para la adopción de decisiones en los supuestos especiales anteriormente indicados, éstos actuarán en la forma necesaria al objeto de conservar la situación preexistente

Para más información, nos remitimos al contenido íntegro de los pactos parasociales que se encuentran disponibles en la página web de la Comisión Nacional del Mercado de Valores, como Hechos Relevantes de la sociedad de fecha 30 de julio de 2004.

- La empresa no tiene conocimiento de la existencia de acciones concertadas.

APARTADO B.1.2.
D. Francisco Vicent Chuliá ostenta el cargo de Secretario del Consejo de Administración, para el que fue nombrado en sesión del Consejo celebrada el 26 de octubre de 2004.

APARTADO B.1.3.
D. Felipe Bernabé García Pérez es el Secretario General de la sociedad.

APARTADO B.1.5.
El artículo 35.2 del Reglamento del Consejo establece que el Consejo de Administración podrá delegar permanentemente, en uno o varios de sus miembros, facultades que competen al Consejo de Administración, salvo aquellas cuya competencia, tenga éste reservadas por ministerio de la ley, de los estatutos sociales, o de este Reglamento.

La delegación permanente de facultades del Consejo de Administración y la designación del Consejero o Consejeros a quienes se atribuyan facultades delegadas sea cual sea la denominación de su cargo, requerirá para su validez el voto favorable de, al menos, los dos tercios de los componentes del Consejo de Administración.

Al Consejero Delegado le corresponderá la efectiva representación y dirección de los negocios de la compañía, de acuerdo siempre con las decisiones y criterios fijados por la Junta General de accionistas y el Consejo de Administración, en los ámbitos de sus respectivas competencias.

Dentro de la efectiva representación y dirección de los negocios de la compañía se encuentra, a título enunciativo:

- Apoyar al Consejo de Administración en la definición de la Estrategia del Grupo.

- Elaborar el Plan de Negocios y los Presupuestos Anuales, a someter a la aprobación del Consejo de Administración.

- Elaborar y someter a la aprobación del Consejo de Administración o de la Comisión Ejecutiva, según sea su cuantía individual superior, o no, a dieciocho millones de euros, respectivamente, las propuestas de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento o cualquier otro tipo de facilidad financiera.

- El nombramiento y revocación de todo el personal de la compañía, excepción hecha de aquél cuyo nombramiento corresponde al Consejo de Administración, según establece el presente Reglamento.

Una vez al año, en la primera sesión de cada ejercicio, el Consejero Delegado informará a los miembros de la Comisión Ejecutiva del grado de cumplimiento real de las previsiones efectuadas, en cuanto a las propuestas de inversión sometidas a la propia Comisión y al Consejo de Administración.

Establece el artículo 7.2º del Reglamento del Consejo:
En todo caso, corresponderá al Consejo de Administración, mediante la adopción de acuerdos que habrán de aprobarse en cada caso según lo previsto en la Ley o los Estatutos, el tratamiento de las siguientes materias, que se establecen como catálogo formal de materias reservadas a su exclusivo conocimiento:

a.El nombramiento y cese del Presidente, Vicepresidentes, Consejeros Delegados, del Secretario y del Vicesecretario del Consejo de Administración, así como proponer a los respectivos Consejos de Administración, el nombramiento y revocación de los Presidentes y Directores Generales de las actuales empresas filiales especializadas del primer nivel (Fcc Construcción, S.A., Fcc Medio Ambiente, S.A., Cementos Portland Valderrivas, S.A., Realia Business, S.A. y Fcc Versia, S.A.) y el nombramiento y revocación de los miembros del Comité de Dirección.

Periódicamente, el Consejo podrá modificar la lista de las empresas especializadas a que se refiere el párrafo anterior.

b.La delegación de facultades en cualquiera de los miembros del Consejo de Administración en los términos establecidos por la Ley y los Estatutos, y su revocación.

c.El nombramiento y cese de los Consejeros que han de formar las distintas Comisiones previstas por este Reglamento.

d.La supervisión de las Comisiones Delegadas del Consejo.

e.El nombramiento de Consejeros por cooptación en caso de vacantes hasta que se reúna la primera Junta General.

f.La aceptación de la dimisión de Consejeros.

g.La formulación de las cuentas anuales y su presentación a la Junta General.

h.La determinación de la estrategia del Grupo, con el apoyo del Comité de Estrategia y del Consejero Delegado.

i.La aprobación de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento y cualquier otra facilidad financiera cuyo importe unitario sea superior a dieciocho millones (18.000.000) de euros.

j.En general, las facultades de organización del Consejo y, en especial, la modificación del presente Reglamento.

k.Las facultades que la Junta General haya conferido al Consejo de Administración, que éste sólo podrá delegar si lo prevé de forma expresa el acuerdo de la Junta General.

Asimismo, establece el artículo 8.2 (Funciones generales - Equilibrio en el desarrollo de las funciones) que corresponde al Consejo de Administración el desarrollo de cuantos actos resulten necesarios para la realización del objeto social previsto en los Estatutos, de conformidad con el ordenamiento jurídico aplicable. La delegación de facultades que, dentro de los límites consentidos por la Ley, realice el Consejo a favor de alguno de sus miembros no le priva de ellas.

APARTADO B.1.10.
El órgano que autoriza las cláusulas de garantía o blindaje es la Comisión Ejecutiva.

Tal como figura en la Memoria de las Cuentas Anuales de cada ejercicio, formuladas por el Consejo de Administración y que se someten a la aprobación de la Junta General, en su momento se contrató y pagó la prima de un seguro para atender el pago de las contingencias relativas al fallecimiento, incapacidad laboral permanente, premios de jubilación u otros conceptos a favor, entre otros, de los Consejeros ejecutivos y Altos directivos, que se refieren los apartados B. 1. 3 y B.1.9, respectivamente.

En particular, las contingencias que dan lugar a indemnización son las que supongan extinción de la relación laboral por cualquiera de los siguientes motivos:

a)Decisión unilateral de la empresa
b)Disolución o desaparición de la Sociedad matriz por cualquier causa, incluyendo la fusión o escisión.
c)Fallecimiento o invalidez permanente.
d)Otras causas de incapacitación física o legal.
e)Modificación sustancial de las condiciones profesionales.
f)Cese, una vez cumplidos los 60 años, a petición del directivo y con conformidad de la empresa.
g)Cese, una vez cumplidos los 65 años, por decisión unilateral del directivo.

APARTADO B.1.17.
Los demás acuerdos del Consejo de Administración, requieren, para su adopción, mayoría absoluta de los componentes de dicho órgano.

APARTADO B.1.23.
En el ejercicio 2004 se celebraron tres (3) reuniones del Comité de Auditoría y Control (23/2/2004, 30/03/2004, 10/05/2004). Con ocasión de la dimisión de los Sres. Contamine y Girardot en septiembre, el Comité quedó reducido a 2 miembros siendo imposible la celebración de sus sesiones en el segundo semestre del año 2004. Asimismo, en diciembre, el Sr. Anes presentó la dimisión como miembro del Comité. Con fecha 22/12/2004 se nombró miembros a los Sres. Falcó y Castells, y a Ibersuizas Holdings, S.L. representada por el Sr. del Castillo Machado.

APARTADO B.1.24.
El Reglamento del Consejo en su artículo 10 "Funciones específicas relativas a las Cuentas Anuales y al Informe de gestión" dispone en su apartado 1 que el Consejo de Administración formulará las Cuentas Anuales y el Informe de Gestión, tanto individuales como consolidados, de manera que los mismos muestren la imagen fiel del patrimonio, de la situación financiera y de los resultados de FCC, conforme a lo previsto en la Ley, habiendo recibido previamente el informe del Comité de Auditoría y Control. Tales cuentas serán previamente certificadas, en cuanto a su integridad y exactitud, por el

Director General de Administración y Finanzas con el Visto Bueno del Presidente, si tuviera facultades ejecutivas y en caso contrario, con el del Consejero Delegado.

APARTADO B.1.29.

Datos relativos al auditor principal y a otros auditores participantes en la auditoría de las distintas sociedades del Grupo.

APARTADO B.1.31.

D. Marcelino Oreja Aguirre posee en Metrovacesa, S.A. una participación de un 0,00044%.

Dña. Alicia Alcocer Koplowitz posee en Actividades de Construcción y Servicios, S.A. (ACS) una participación de un 0,000016% y en Obrascón Huarte Laín, S.A. (OHL) una participación de 0,00050%.

APARTADO B.2.4.

*COMISIÓN EJECUTIVA:

Establece el artículo 40 del Reglamento del Consejo en su primer apartado que el Consejo podrá delegar permanentemente en la Comisión Ejecutiva todas las facultades que competen al Consejo de Administración, salvo aquellas cuya competencia tenga reservadas por ministerio de la ley, de los Estatutos Sociales o de este Reglamento. Corresponde, en especial, a la Comisión Ejecutiva, si no se dedujera lo contrario del contenido de la delegación conferida por el Consejo, decidir en materia de inversiones, desinversiones, créditos, préstamos, líneas de avales o afianzamiento o cualquier otra facilidad financiera, cuyo importe unitario no superara la cifra de dieciocho millones de euros.

*COMITÉ DE AUDITORÍA Y CONTROL:

Establece el Reglamento del Consejo en su artículo 41, apartados 2 y 3 que constituye función primordial del Comité de Auditoría y Control servir de apoyo al Consejo de Administración en sus cometidos de vigilancia, mediante la revisión periódica del proceso de elaboración de la información económico-financiera, de sus controles internos y de la independencia del Auditor externo.

En particular, a título enunciativo, corresponde al Comité de Auditoría y Control:

-Informar en la Junta General de Accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.

-Proponer al Consejo de Administración, para su sometimiento por éste a la Junta General de Accionistas, el nombramiento de los Auditores de cuentas externos a que se refiere el artículo 204 del Texto Refundido de la Ley de Sociedades Anónimas, aprobado por Real Decreto legislativo 1564/1989, de 22 de diciembre.

-La supervisión de los servicios de auditoría interna de FCC.

-Tener conocimiento del proceso de elaboración de la información financiera y de los sistemas de control interno de FCC.

-Pedir y recibir información de los Auditores externos sobre aquellas cuestiones que puedan poner en riesgo la independencia de éstos así como sobre cualesquiera otras cuestiones relacionadas con el proceso de desarrollo de la auditoría de cuentas y en relación con cuantas comunicaciones prevean la legislación de auditoría de cuentas y las normas técnicas de auditoría.

-Velar por la independencia de sus propios miembros respecto de los auditores externos de la sociedad.

-Vigilar el cumplimiento de los requerimientos legales y la correcta aplicación de los principios de contabilidad generalmente aceptados.

-Supervisar el proceso de elaboración de las Cuentas Anuales e Informe de Gestión, individuales y consolidados, para su formulación por el Consejo de acuerdo con la ley.

-Informar al Consejo, para su formulación de acuerdo con la ley, sobre la corrección y fiabilidad de las cuentas anuales e informes de gestión, individuales y consolidados, y de la información financiera periódica que se difunda a los mercados.

-Evacuar informes sobre las propuestas de modificación del presente Reglamento, de acuerdo con lo establecido en su artículo 4 apartado 3.

-Decidir lo que proceda en relación con los derechos de información de los Consejeros que acudan a este Comité, de acuerdo con lo establecido en el artículo 30 de este Reglamento. Solicitar, en su caso, la inclusión de puntos en el orden del día de las reuniones del Consejo, en las condiciones y plazos previstos en el art. 38.4 del presente Reglamento.

-Servir de canal de comunicación entre el Consejo de Administración y los auditores externos, y evaluar los resultados de cada auditoría.

-Emitir los informes y las propuestas que le sean solicitados por el Consejo de Administración o por el Presidente de éste y los que estime pertinentes para el mejor cumplimiento de sus funciones.

*COMISIÓN DE NOMBRAMIENTOS Y RETRIBUCIONES:

El artículo 42 del Reglamento del Consejo establece en sus apartados 3, 5 y 10:

La Comisión de Nombramientos y Retribuciones tiene las siguientes funciones de propuesta o informe al Consejo de Administración:

a.Informar las propuestas de nombramientos y reelecciones de Consejeros, así como las de amonestación a que se refiere el artículo 20.2 d) de este Reglamento.

b.Proponer las personas o cargos que deban ser considerados Altos Directivos de la Sociedad, además de los que contempla el artículo 2.2 de este Reglamento.

c.Informar sobre el régimen de retribuciones de los Consejeros y revisarlo de manera periódica para asegurar su adecuación a los cometidos desempeñados por aquellos.

d.Informar sobre los planes de incentivos de carácter plurianual que afecten a la Alta Dirección del Grupo FCC y, en particular, a aquellos que puedan establecerse con relación al valor de la acción.

e.Informar sobre los aspectos fundamentales relativos a la política general salarial del Grupo FCC así como sobre las retribuciones y los contratos tipo de los Altos Directivos de FCC.

f.Informar sobre las propuestas de nombramiento de los miembros de las Comisiones del Consejo de Administración.

g.Elaborar y llevar un registro de situaciones de Consejeros y Altos Directivos de FCC.

h.Recibir la información que suministren los Consejeros en el supuesto previsto en el artículo 24.2 de este Reglamento.

i.Informar, en su caso, las transacciones profesionales o comerciales a que se refiere el artículo 25.4 de este Reglamento.

j.Informar, el aprovechamiento en beneficio de un Consejero de oportunidades de negocio o el uso de activos del Grupo de Sociedades previamente estudiadas y desestimadas por el Grupo FCC a que se refiere el artículo 27 en sus apartados 1 y 3 de este Reglamento.

k.Recibir y custodiar en el registro de situaciones a que se refiere el apartado h., anterior, las informaciones personales que le faciliten los Consejeros, según se establece en el artículo 29 de este Reglamento.

l.Solicitar, en su caso, la inclusión de puntos en el orden del día de las reuniones del Consejo, con las condiciones y en los plazos previstos en el art. 38.4 del presente Reglamento.

Para el mejor cumplimiento de sus funciones la Comisión de Nombramientos y Retribuciones podrá recabar el asesoramiento de profesionales externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 31 de este Reglamento.

La Comisión de Nombramientos y Retribuciones tendrá acceso a la información y documentación necesaria para el ejercicio de sus funciones.

*COMITÉ DE ESTRATEGIA:
Establece el Reglamento del Consejo en su artículo 43 que corresponde al Comité de Estrategia apoyar al Consejo de Administración en la determinación de la estrategia del Grupo, de acuerdo con las líneas maestras acordadas por este órgano, elaborando los correspondientes informes y propuestas de acuerdo en esta materia.

En particular, el Comité de Estrategia informará al Consejo sobre todas aquellas propuestas de inversión, desinversión, acuerdos asociativos con terceros, desarrollos de nuevas líneas de actividades y operaciones financieras que, por su gran relevancia, a juicio del Consejo, puedan afectar a la estrategia del Grupo; también informará al Consejo sobre todas aquellas otras materias que, no siendo competencia de las restantes Comisiones, dicho órgano pueda someterle.

Para el mejor cumplimiento de sus funciones el Comité de Estrategia podrá recabar el asesoramiento de profesionales externos, a cuyo efecto será de aplicación lo dispuesto en el artículo 31 de este Reglamento.

APARTADO C.2
No existen.

APARTADO C.3
Existen múltiples operaciones realizadas entre las sociedades del grupo que pertenecen al tráfico habitual y que, en todo caso, se eliminan en el proceso de elaboración de estados financieros consolidados.

APARTADO E.7.
Los datos exactos son los siguientes:
Fecha Junta General: 23-06-2004
Porcentaje de presencia física: 53,07%
Porcentaje de representación: 19,77%
Porcentaje Voto a distancia: 0
Total: 72,84% del capital social suscrito

APARTADO E.11
Los inversores institucionales no han manifestado, de momento, su intención de participar en la toma de decisiones de la sociedad.

Este informe anual de gobierno corporativo ha sido aprobado por el Consejo de Administración de la sociedad, en su sesión de fecha 30-03-2005.

Indique los Consejeros que hayan votado en contra o se hayan abstenido en relación con la aprobación del presente Informe.